Exhibit 99.4

BYE-LAWS

OF

TSAKOS ENERGY NAVIGATION LIMITED

CERTIFIED that the within-written Bye-Laws (Nos. 1 to 47) are a true copy of the Bye-Laws of TSAKOS ENERGY NAVIGATION LIMITED, as subscribed by the subscribers to the Memorandum of Association and subsequently approved at the Statutory Meeting of the above Company held on 27 July 1993, and amended at a Special General Meeting held on 17 September 1993, at a Special General Meeting held on 30 May 1996, at the fourth General Meeting held on 29 May 1997, at the fifth General Meeting held on 4 June 1998, at the eighth General Meeting held on 17 July 2001, at the fifteenth General Meeting held on 4 June 2008, at the twenty-first General Meeting held on 30 May 2014 and the twenty-second General Meeting held on 29 May 2015 and which Bye-Laws are now in full force and effect.

/s/ Nicholas Hutton
Nicholas Hutton
For and on behalf of
HFW Nominees Limited
Secretary

36.	RESERVES	35

37.	CAPITALISATION OF PROFITS	35

38.	ACCOUNTS	35

39.	AUDIT	36

40.	SERVICE OF NOTICES AND OTHER DOCUMENTS	37

41.	SIGNATURES AND ELECTRONIC COMMUNICATION	38

42.	WINDING UP	39

43.	TRANSFER BY WAY OF CONTINUATION	39

44.	INDEMNITY	39

45.	TRANSACTIONS INVOLVING CERTAIN INTERESTED PERSONS	40

46.	CERTAIN CONSEQUENCES ON BECOMING AN INTERESTED PERSON	46

47.	ALTERATION OF BYE-LAWS	47

BYE-LAWS

OF

TSAKOS ENERGY NAVIGATION LIMITED

INTRODUCTORY

1.	DEFINITIONS AND INTERPRETATION

1.1	In these Bye-Laws the following words and expressions shall, unless the context requires otherwise, have the following meanings:-

“Address” in relation to electronic communications includes any number or address used for the purposes of such communications;

“Alternate Director(s)” has the meaning conferred in Bye-law 25.1;

“appoint” includes “elect” and vice versa;

“appointed newspaper” means the Gazette or newspaper appointed by the Registrar of Companies in Bermuda under the Companies Acts;

“Auditor” means any person for the time being appointed as auditor of the Company;

“Bermuda” means the Islands of Bermuda;

“Board” and “Directors” means the Directors of the Company for the time being or the Directors present at a meeting of the Directors or, as the case may be, a committee of the Board at which there is a quorum and includes any Alternate Directors;

“Business Day” means a day on which banks are open for the transaction of general banking business in New York, London and Bermuda;

“Bye-Laws” means these Bye-Laws as herein contained or as the same may from time to time be altered or amended;

“Companies Acts” means every Bermuda statute from time to time in force concerning companies insofar as the same applies to the Company;

“Company” means the Company incorporated in Bermuda under the name of Maritime Investment Fund Limited on 16 July 1993, the name of which company was subsequently changed to MIF Limited pursuant to an Amendment to the Memorandum dated 10 June 1996 and to Tsakos Energy Navigation Limited pursuant to an Amendment to the Memorandum dated 17 July 2001;

“Duties and Charges” includes all stamp and other duties, taxes, Government charges, brokerage, bank charges, transfer fees and registration fees;

“electronic communication” means a communication transmitted (whether from one person to another, from one device to another or from a person to a device or vice versa):

(a)	by means of a telecommunication system; or

(b)	by other means but while in an electronic form;

“Extraordinary Resolution” means a resolution passed by a majority of not less than seventy five per cent (75%) of the votes cast at a general meeting of the Company, or at a separate general meeting of the holders of a class of shares of the Company;

“Fiscal Year” means the period beginning each 1st January and ending each 31st December;

“Gazette” means the newspaper or newspapers appointed for the time being by the Government of Bermuda to be the newspaper or newspapers in which Government notices are published by authority and any supplement to such newspaper or newspapers as aforesaid in which Government notices are published;

“general meeting” includes an annual general meeting of the Company and a special general meeting of the Company and any matter to be decided at a general meeting shall, unless it is otherwise specified or the context requires otherwise, be decided by Resolution;

“Group” means the Company and its Subsidiaries;

“Listing Exchange” means any stock exchange upon which the Shares are listed upon the application of the Company from time to time;

“Management Agreement” means any agreement relating to the appointment of the Manager and any agreement amending, supplementing or replacing the same;

“Manager” means the entity appointed pursuant to Bye-law 31.1;

“Managing Director(s)” means such persons who may be appointed as such, pursuant to Bye-law 31.2;

“Memorandum” means the Memorandum of Association of the Company as from time to time amended;

“Month” means calendar month;

“notice” means written notice unless otherwise specifically stated;

“Paid Up” means paid up or credited as paid up;

“person” includes any company or other association or body of persons, whether corporate or unincorporated;

“Principal Stock Exchange” means any Listing Exchange determined by the Board from time to time to be the principal stock exchange for the listing of the Shares;

“quarter” means calendar quarter unless otherwise specified;

“Register” means the Register of Members maintained by the Company in Bermuda;

“Registered Office” means the registered office of the Company from time to time;

“Registrar and Transfer Agent” means any person for the time being appointed and acting as registrar and transfer agent pursuant to the Bye-Laws;

“Resident Representative” means the person for the time being appointed and acting as resident representative of the Company pursuant to the Companies Acts;

“Resolution” means a resolution passed by a simple majority of votes cast at a general meeting of the Company;

“Seal” means the common seal of the Company or any facsimile thereof;

“Secretary” includes a temporary or assistant Secretary and any person appointed by the Board to perform any of the duties of the Secretary; and in the event of two or more persons being appointed as joint Secretaries means any one or more of the persons so appointed;

“Securities Act” means the United States Securities Act of 1933, as amended;

“Share” means an ordinary share in the capital of the Company of a par value of US$1.00 having the rights and subject to the restrictions specified in these Bye-Laws with respect thereto and “Shares” shall be construed accordingly;

“Shareholder” means the person or body corporate registered in the Register as the holder of Shares in the Company, and, when two or more persons are so registered as joint holders of Shares, means the person whose name stands first in the Register as one of such joint holders;

“Subsidiary” has the same meaning ascribed to it in section 86 of the Companies Act;

“Treasury Shares” means any share of the Company that was acquired and held by the Company or as treated as having been acquired and held by the Company, which has been held continuously by the Company since it was acquired and which has not been cancelled;

“United States” means the United States of America, its territories and possessions, including the states thereof and the district of Columbia;

“US Dollars” or “US$” means dollars in the currency of the United States of America and “$” shall mean dollars in the currency of Bermuda;

“Vice-President” means a Managing Director of the Company and, for so long as the President is a Managing Director (where the context permits) includes the President of the Company;

1.2	INTERPRETATION

For the purposes of these Bye-Laws a corporation shall be deemed to be present in person if its representative duly authorised pursuant to the Companies Acts is present;

words importing only the singular number include the plural number and vice versa;

words importing only the masculine gender include the feminine and neuter genders respectively;

words importing a person include an individual, partnership, company or association or body of persons, whether corporate or un-incorporate, trustee, executor, administrator and legal representative;

reference to writing shall include typewriting, printing, lithography, photography and other modes of representing or reproducing words in a legible and non-transitory form and shall also include electronic communications;

the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

save as aforesaid, any words or expressions defined in the Companies Acts shall, if not inconsistent with the subject or context, bear the same meaning in these Bye-Laws;

all references in these Bye-laws to “signed” and “signature”, in relation to a document to be signed under these Bye-laws by a Shareholder, Director or other person, shall be deemed to include documents approved by letter, facsimile transmission or telex or, in the case of a document in the form of an electronic communication, shall be deemed to be the electronic signature of such Shareholder, Director or other person provided that the Directors of the Company are satisfied that such electronic signature is genuine.

1.3	An Extraordinary Resolution shall be effective for any purposes for which a Resolution is expressed to be required under any provision of these Bye-Laws.

2.	REGISTERED OFFICE

The Registered Office of the Company shall be at such place in Bermuda as the Board shall from time to time determine.

3.	SHARE RIGHTS

3.1	At the date these Bye-laws are adopted, the share capital of the Company is US$200 million divided into two classes: (i) 185 million common shares of par value US$1each (the “Common Shares”) and (ii) 15 million Preferred Shares of par value US$1each (the “Preferred Shares”), made up of Series A Junior Participating Preferred Shares, Series B Cumulative Redeemable Perpetual Preferred Shares and Series C Cumulative Redeemable Perpetual Preferred Shares.[1]

3.2	No Shares shall be issued until they are fully paid except as may be prescribed by a general meeting of the Company.

3.3	The holders of Common Shares shall, subject to these Bye-laws (including, without limitation, the rights attaching to Preferred Shares):

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the Board may from time to time declare;

(c)	in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and

(d)	generally be entitled to enjoy all of the rights attaching to shares.

3.4	The Board is authorised to provide for the issuance of the Preferred Shares in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the terms, including designation, powers, preferences, rights, qualifications, limitations and restrictions of the shares of each such series (and, for the avoidance of doubt, such matters and the issuance of such Preferred Shares shall not be deemed to vary the rights attached to the Common Shares or, subject to the terms of any other series of Preferred Shares, to vary the rights attached to any other series of Preferred Shares). The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

(a)	the number of shares constituting that series and the distinctive designation of that series;

[1]	The share capital was increased from $40 million to $100 million by resolution passed on 25 May 2005 and to $200 million by resolution passed on 30 May 2014.

(b)	the dividend rate on the shares of that series, whether dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of the payment of dividends on shares of that series;

(c)	whether the series shall have voting rights, in addition to the voting rights provided by law and, if so, the terms of such voting rights;

(d)	whether the series shall have conversion or exchange privileges (including, without limitation, conversion into Common Shares) and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the Board shall determine;

(e)	whether or not the shares of that series shall be redeemable or repurchaseable and, if so, the terms and conditions of such redemption or repurchase, including the manner of selecting shares for redemption or repurchase if less than all shares are to be redeemed or repurchased, the date or dates upon or after which they shall be redeemable or repurchaseable, and the amount per share payable in case of redemption or repurchase, which amount may vary under different conditions and at different redemption or repurchase dates;

(f)	whether that series shall have a sinking fund for the redemption or repurchase of shares of that series and, if so, the terms and amount of such sinking fund;

(g)	the right of the shares of that series to the benefit of conditions and restrictions upon the creation of indebtedness of the Company or any subsidiary, upon the issue of any additional shares (including additional shares of such series or any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Company or any subsidiary of any issued shares of the Company;

(h)	the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and the relative rights of priority, if any, of payment in respect of shares of that series; and

(i)	any other relative participating, optional or other special rights, qualifications, limitations or restrictions of that series.

3.5	Any Preferred Shares of any series which have been redeemed (whether through the operation of a sinking fund or otherwise) or which, if convertible or exchangeable, have been converted into or exchanged for shares of any other class or classes shall have the status of authorised and unissued Preferred Shares of the same series and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preferred Shares to be created by resolution or resolutions of the Board or as part of any other series of Preferred Shares, all subject to the conditions and the restrictions on issuance set forth in the resolution or resolutions adopted by the Board providing for the issue of any series of Preferred Shares.

3.6

At the discretion of the Board, whether or not in connection with the issuance and sale of any shares or other securities of the Company, the Company may issue securities, contracts, warrants or other instruments evidencing any shares, option rights, securities having conversion or option rights, or obligations on such terms, conditions and other provisions as are fixed by the Board including, without limiting the generality of this authority, conditions that preclude or limit any person or persons owning or offering to acquire a specified number or percentage of the issued Common Shares, other shares, option rights, securities having conversion or option rights, or obligations of the Company or transferee of the person or persons from exercising, converting, transferring or receiving the shares, option rights, securities having conversion or option rights, or obligations.

3.7	All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company while it holds such Treasury Share and, except where required by the Act, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital, or shares, of the Company.

3.8	Subject to these Bye-laws and to any resolution of the Shareholders to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the Board shall have the power to issue any unissued shares on such terms and conditions as it may determine and any shares or class of shares may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital, or otherwise as the Company may by resolution of the Board prescribe.

3.9	Whenever the capital of the Company is divided into different classes of shares all or any of the special rights for the time being attached to any class of shares for the time being issued may (unless otherwise provided by the terms of issue of the shares of that class) be altered or abrogated either whilst the Company is a going concern or during or in contemplation of a winding up, with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a Resolution passed at a separate general meeting of the holders of the issued shares of that class voting in person or by proxy. To every such separate general meeting, all the provisions of these Bye-Laws relating to general meetings of the Company or to proceedings thereat, shall, mutatis mutandis, apply, except that the necessary quorum shall be two persons at least holding or representing by proxy not less than a majority of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those holders of shares of that class who are present shall be a quorum) and, that the holders of shares of the relevant class shall be entitled on a poll to one vote for every such share of the class held by them and that any holder of shares of the relevant class present in person or by proxy may demand a poll; Provided that if the Directors determine that any such alteration or abrogation is not materially adverse to the interests of the holders of the relevant class of shares, such variation shall not require the consent of the holders of such classes of shares. For such purposes the Directors may treat all the classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposals under consideration but in any other case shall treat them as separate classes.

3.10	The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

3.11	Subject to the provisions of the Companies Acts and to any rights conferred on the holders of any class of shares, the Company may, if the Board so determines, purchase shares of any class, including redeemable shares, in issue at the date of the passing of such Resolution. All such purchases shall be conditional upon no shareholders or persons resident for tax purposes in such jurisdiction as the Board may nominate from time to time owning or controlling 50 per cent or more of the issued share capital or the votes attaching to the issued and outstanding share capital of the Company following such purchase. Any share so purchased shall be treated as cancelled and the amount of the Company’s issued share capital shall be diminished by the nominal value of the shares purchased, but such purchase shall not be taken as reducing the amount of the Company’s authorised share capital.

3.12	The Company may adopt a scheme or arrangement (hereinafter called a “shareholder rights plan”) providing for the creation and issuance of rights entitling the Shareholders of the Company, or certain of them, to purchase from the Company shares of any class or assets of the Company or a subsidiary of the Company or otherwise, and the terms and conditions of such shareholder rights plan and rights may be approved, adopted, amended or modified either (i) as the Company may in general meeting determine or (ii) as the Directors or any committee thereof may determine, such shareholder rights plan to be attached as a Schedule to these Bye-Laws.

3.13	The Company may by notice in writing require any Shareholder whom the Directors know or suspect to be or at any time during the three years immediately preceding the date on which the notice is issued to have been interested in shares in the Company to give such information as may be required in accordance with Bye-law 3.15.

3.14	A notice under Bye-law 3.13 may require the person to whom it is addressed

(a)	to give particulars of his own past or present interest in shares comprised in shares of the Company held by him at any time during the three year period mentioned in Bye-law 3.13;

(b)	where the interest is a present interest and any other interest in the shares subsists or, in any case, where another interest in the shares subsisted during that three year period at any time when his own interest subsisted, to give (so far as lies within his knowledge), such particulars with respect to that other interest as may be required by the notice.

3.15	The particulars referred to in Bye-laws 3.14(a) and 3.14(b) include particulars of the identity of persons interested in the shares in question and of whether persons interested in the same shares are or were parties to any agreement or arrangement relating to the exercise of any rights conferred by the holding of the shares.

3.16	A notice under Bye-law 3.13 shall require any information given in response to the notice to be given in writing within such reasonable time as may be specified in the notice.

3.17	For the purposes of this Bye-law, a person is taken to be interested in any shares in which his or her spouse or reputed spouse or children and stepchildren aged under 18 are interested and a person is also taken to be interested in shares if

(a)	a body corporate or limited partnership or partnership with separate legal personality of which he or she is a partner is interested in them;

(b)	that body or its Directors (in the case of a body corporate) or general partner (in the case of a limited partnership) are accustomed to act in accordance with his directions or instructions; or

(c)	he or she is entitled to exercise or control the exercise of one-fifth or more of the voting power of that body corporate or of any other body corporate which is entitled to exercise or control the exercise of any of the voting power in that body corporate.

3.18	Where in respect of any shares of the Company any holder fails to comply with any notice (in this Bye-law called a “Notice”) given by the Company under Bye-law 3.13 or where (in purported compliance with the Notice) such holder or other person makes a statement which is false or misleading in any material particular, then not earlier than 7 days after service of the Notice the Company may serve on such holder a notice (in this article called a “Disenfranchisement Notice”) stating that

(a)	such shares shall with effect from the service of the Disenfranchisement Notice confer on him no right to vote either at any general meeting or at any separate general meeting of the holders of the shares of that class; and/or

(b)	any dividends payable in respect of such shares may be withheld by the Company.

3.19	The Company may at any time withdraw a Disenfranchisement Notice by serving on the holder of the shares to which it relates a notice in writing to that effect. A Disenfranchisement Notice shall be deemed to have been withdrawn when the Notice has been complied with in respect of all the shares to which the Disenfranchisement Notice relates. Unless and until a Disenfranchisement Notice is deemed to have been withdrawn or the shares to which a Disenfranchisement Notice relates are registered in the name of some person other than the person in respect of whom the Disenfranchisement Notice was served, none of the shares to which a Disenfranchisement Notice relates shall (as the Disenfranchisement Notice may state) confer on the holder or holders thereof any right to attend or vote at such general meeting or separate general meeting as aforesaid nor entitle the holder or holders thereof to payment of any dividend otherwise payable on the same. The Directors may decline to register a transfer of such shares unless made upon acceptance of an offer for all the shares in the Company.

3.20	For the purposes of Bye-laws 3.13 to 3.20, a person shall be treated as appearing to be interested in any shares if the Shareholder holding such shares has given to the Company a notification in reply to a Notice which fails to establish the identities of those interested in the shares and if (after taking into account the said notification and any other relevant notifications) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares.

3.21	The Company may issue its shares in fractional denominations and deal with such fractions to the same extent as its whole shares, and shares in fractional denominations shall have in proportion to the respective fractions represented thereby all of the rights of the whole shares including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up. The Company may redeem or repurchase any fractional denominations of shares, and may subdivide or combine any such fractional denominations of shares, pursuant to a resolution of the Board of Directors to the same extent as its whole shares and without any obligations to redeem or repurchase, or to subdivide or to combine, any whole shares in connection therewith.

4.	OFFERING OF SHARES AND POWER TO PURCHASE

4.1	Subject to the provisions of these Bye-laws, the unissued shares of the Company (whether forming part of the original capital or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may determine.

4.2	The Company shall have the power to purchase its own shares for cancellation.

4.3	The Company shall have the power to acquire its own shares to be held as Treasury Shares.

4.4	The Board may exercise all of the powers of the Company to purchase or acquire its own shares, whether for cancellation or to be held as Treasury Shares in accordance with the Companies Act.

5.	COMMISSIONS

The Board may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts and the commissions or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid Shares or partly in one way and partly in the other.

6.	SHARE CERTIFICATES

6.1	Except as ordered by a court of competent jurisdiction, as required by law or as otherwise provided in these Bye-laws, no person shall be recognised by the Company as holding any Share upon any trust, and the Company shall not be bound by or recognise any equitable, contingent or future interest in any Share or any fractional part of a Share, or any other right in respect of any Share, except an absolute right to such Share in the registered holder.

6.2	Unless specifically requested by a Shareholder in writing to the Company or the Registrar and Transfer Agent or so determined by the Directors, no certificates for Shares will be issued and the Shares will be issued in book entry form.

6.3	Every person whose name is entered as a Shareholder in the Register shall be entitled on payment of the sum (if any) required by Bye-law 6.6 to one certificate for all his Shares, or upon payment as aforesaid and of such reasonable out-of-pocket expenses as the Directors shall from time to time determine, to several certificates, each for one or more of his Shares. Where a Shareholder transfers part only of any holding of Shares represented by one certificate he shall be entitled to a balance certificate for the Shares retained by him. Every certificate shall be issued within two months after allotment or the lodgment with the Company of the transfer of the Shares, unless the conditions of issue of such Shares otherwise provide, and shall be under the Seal or facsimile thereof of the Company adopted by the Directors for that purpose and shall specify the number and class and distinguishing numbers (if any) and any requisite legends of the Shares to which it relates, and the amount paid up thereon. The Board may by resolution determine (either generally or in any particular case) that any signatures on any such certificate need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon or that such certificates need not be signed by any person.

6.4	The Company shall not be bound to register more than four persons as the joint holders of any Share or Shares (except in the case of executors or trustees of a deceased Shareholder) and in the case of a Share held jointly by two or more persons, the Company shall not be bound to issue more than one certificate therefor, and delivery of a certificate for a Share to the first person whose name appears on the Register where there are joint holders in respect of any Shares shall be sufficient delivery to all.

6.5	If a Share certificate be worn out or defaced, then upon production thereof to the Directors, and on such reasonable indemnity as the Directors deem adequate being given, they shall order the same to be cancelled and shall issue a new certificate in lieu thereof. If any such certificate be lost or destroyed then, upon proof thereof to the satisfaction of the Directors, and on such reasonable indemnity as the Directors deem adequate being given, a new certificate in lieu thereof shall be issued.

6.6	For every certificate issued under Bye-law 6.3 there shall be paid to the Company the sum of US$1.00 or such smaller sum as the Directors may determine, provided that no such sum shall be payable if the request for such certificate is made on the application or registration form for subscription of the relevant Share.

6.7	Any Share issued by the Company and not registered under the Securities Act shall contain a legend in substantially the following form:

THIS SHARE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE “SECURITIES ACT”). BY ITS ACCEPTANCE HEREOF, THE HOLDER HEREOF REPRESENTS THAT THIS SHARE IS BEING ACQUIRED FOR INVESTMENT, AND NOT WITH A VIEW TO, OR FOR SALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF AND AGREES FOR THE BENEFIT OF TSAKOS ENERGY NAVIGATION LIMITED (THE “COMPANY”) THAT THIS SHARE MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (1) TO THE COMPANY, (2) TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER THAT IS AWARE THAT THE RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, OR (3) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION.

7.	LIEN

7.1	The Company shall have a first and paramount lien on every Share (not being a fully paid up Share) for all monies, whether presently payable or not, called or payable, at a date fixed by or in accordance with the terms of issue of such Share, in respect of such Share. The Board may at any time either generally or in any particular case waive any lien that has arisen, or declare any Share to be wholly or in part exempt from the provisions of this Bye-Law. The Company’s lien on a Share shall extend to all dividends and other monies payable in respect of it.

7.2	The Company may sell, in such manner as the Board may think fit, any Share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the Share.

7.3	The net proceeds of the sale by the Company of any Share on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the Share sold and subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be payable to the holder immediately after such sale of the Share. For giving effect to any such sale the Board may authorise some person to transfer the Share sold to, or in accordance with the directions of, the purchaser thereof. The transferee shall be registered as the holder of the Share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

8.	CALLS ON SHARES

8.1	The Board may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their shares (whether on account of the par value of the shares or by way of premium) and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue, and each Shareholder shall (subject to the Company serving upon him at least fourteen days notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine.

8.2	A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

8.3	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

8.4	If a sum called in respect of the share shall not be paid before or on the day appointed for payment thereof the person from whom the sum is due shall pay interest on the sum from the day appointed for the payment thereof to the time of actual payment at such rate as the Board may determine, but the Board shall be at liberty to waive payment of such interest wholly or in part.

8.5	Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these Bye-laws be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of non-payment, all the relevant provisions of these Bye-laws as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

8.6	The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

9.	FORFEITURE OF SHARES

9.1	If a Shareholder fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may at any time thereafter during such time as any part of such call or instalment remains unpaid serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

9.2	The notice shall name a further day (not being less than 14 days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the shares in respect of which such call is made or instalment is payable will be liable to be forfeited. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Bye-laws to forfeiture shall include surrender.

9.3	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

9.4	When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid.

9.5	A forfeited share shall be deemed to be the property of the Company and may be sold, re-offered or otherwise disposed of either to the person who was, before forfeiture, the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Board shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Board may think fit.

9.6

A person whose shares have been forfeited shall thereupon cease to be a Shareholder in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were presently payable by him to the

Company in respect of the shares with interest thereon at such rate as the Board may determine from the date of forfeiture until payment, and the Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited.

9.7	An affidavit in writing that the deponent is a Director or the Secretary and that a share has been duly forfeited on the date stated in the affidavit shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for the share on the sale, re-allotment or disposition thereof and the Board may authorise some person to transfer the share to the person to whom the same is sold, re-allotted or disposed of, and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

10.	REGISTER OF SHAREHOLDERS

10.1	The Secretary or, as appropriate, the Registrar and Transfer Agent, shall enter or procure the entry in the Register of the particulars required by the Companies Acts, and the Register shall be kept in such manner as to show at all times the Shareholders of the Company for the time being and the Shares respectively held by them. The Register shall be open for inspection at the Registered Office or, as appropriate, the office of the Registrar and Transfer Agent, between ten o’clock in the forenoon (Bermuda time) and twelve o’clock noon (Bermuda time) on every Business Day. Unless the Board so determines, no Shareholder or intending Shareholder shall be entitled to have entered in the Register any indication of any trust or any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share and if any entry exists or is permitted by the Board it shall not be deemed to abrogate any of the provisions of Bye-law 6.1.

10.2	The Register may, after notice has been given by advertisement in an appointed newspaper and, where applicable, any other newspapers in accordance with the requirements of any Listing Exchange to that effect, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.

11.	TRANSFER OF SHARES

11.1	Subject to the provisions of these Bye-Laws any Shareholder may transfer all or any of his Shares by an instrument in writing in such form as the Board may from time to time determine, which may be on the back of the Share certificate and need not be under seal.

11.2	The transferor shall be deemed to remain the holder of such Shares until the name of the transferee is entered in the Register in respect thereof. An instrument of transfer need not be signed by or on behalf of the transferee, save where the Shares are not fully paid.

11.3	Nothing in these Bye-Laws shall preclude the Directors from recognising a renunciation of the allotment of any Share by the allottee in favour of some other person.

11.4	The joint holders of a Share may transfer such Share to any one or more of such joint holders and the joint holders of two or more Shares may transfer such Shares, or any of them, to one or more of such joint holders, and the surviving holder or holders of any Share or Shares previously held by them jointly with a deceased Shareholder may transfer any such Shares to the executors or administrators of such deceased Shareholder.

11.5	No Share may be transferred or delivered directly or indirectly in the United States or to or for the account or benefit of a United States person (as defined within Regulation S under the

Securities Act), unless such Share has been registered under the Securities Act or such transaction is exempt from the registration requirements under the Securities Act and the Directors may decline to register any transfer of any Share or to deliver any Share until they have received such evidence as they may in their discretion require to satisfy them that such transaction is so exempt.

11.6	The Board may resolve, either generally or in any particular case upon request by either the transferor or transferee, to accept mechanically or electronically executed transfers and may also by resolution make such regulations with respect to such transfers in addition to or in substitution for the provisions of this Bye-Law as it considers appropriate. All instruments of transfer when registered may be retained by the Company, save where the Board refuses to register that transfer. If the Board refuses to register a transfer, the instrument of transfer shall (except in any case where fraud or any other issue involving dishonesty is suspected in relation to such transfer) be returned to the person who presented it. The Board may, in its absolute discretion, decline to register any transfer of any share which is not a fully-paid share.

11.7	The Board shall decline to register the transfer of any share to a person:-

(a)	where the Board is of the opinion that such transfer might otherwise breach any law or requirement of any authority or any Listing Exchange until it has received such evidence as it may require to satisfy itself that no such breach would occur; or

(b)	if the registration of which would be likely, in the opinion of the Board, to result in 50 per cent. or more of the aggregate issued share capital of the Company or shares of the Company to which are attached 50 per cent. or more of the votes attached to all outstanding shares of the Company being held or owned directly or indirectly by a person or persons resident for tax purposes in such jurisdiction as the Board may nominate from time to time.

11.8	For the purposes of this Bye-law, each Shareholder shall be deemed to be resident for tax purposes in the jurisdiction specified in the address shown in the Register for such Shareholder. If such Shareholder or person is not resident for tax purposes in such jurisdiction or if there is a subsequent change in his residence for tax purposes, such Shareholder shall notify the Company immediately of his residence for tax purposes.

11.9	Where any Shareholder fails to notify the Company in accordance with the foregoing, the Board may suspend sine die such Shareholder’s or person’s entitlement to vote or otherwise exercise any rights attaching to the Shares or interests therein and to receive payments of income which become due or payable in respect of such shares or interests and the Company shall have no liability to such Shareholder or person arising out of the late payment or non-payment of such sums and the Company may retain such sums for its own use and benefit. In addition to the foregoing the Board may dispose of the shares in the Company or interests therein of such Shareholder or person at the best price reasonably obtainable in all the circumstances. Where a notice informing such Shareholder or person of the proposed disposal of his shares or interests therein has been served, his shares or interests therein may not be transferred otherwise than in accordance with this Bye-law and any other purported transfer of such shares or interests therein shall not be registered in the books of the Company and shall be null and void.

11.10	The provisions of Bye-law 13.4 and the provisions of these Bye-laws relating to the protection of purchasers of shares sold under lien or upon forfeiture shall apply mutatis mutandis to a disposal of shares or interests therein by the Company or the Registrar in accordance with this Bye-law.

11.11	Without limiting the generality of the foregoing the Board may also decline to register any transfer unless:-

(a)	such fee as the Board may from time to time approve and as is permitted by the Principal Stock Exchange is paid to the Company in respect thereof;

(b)	the instrument of transfer is duly stamped and lodged with the Company, accompanied by the certificate for the shares to which it relates, if any, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(c)	the instrument of transfer is in respect of only one class of shares; and

(d)	where applicable, the permission of the Bermuda Monetary Authority with respect thereto has been obtained.

11.12	Subject to any directions of the Board from time to time in force the Secretary may exercise the powers and discretions of the Board under this Bye-law.

11.13	If 50 per cent. or more of the aggregate issued share capital of the Company or shares to which are attached 50 per cent. or more of the votes attached to all outstanding shares of the Company are found to be held or owned directly or indirectly by person or persons resident for tax purposes in such jurisdiction as the Board may nominate from time to time, the Board shall make an announcement to such effect and, if the Board so resolves, the Company shall either acquire (pursuant to Bye-law 4) or dispose of such shares of the Company held or owned by such persons as will result in the percentage of the aggregate issued share capital of the Company held or owned as aforesaid being less than 50 per cent. For these purposes the Company shall so acquire or dispose of such shares on the basis that the shares most recently acquired shall be the first to be disposed of (i.e. on the basis of last acquired first sold) save where there is a breach of the obligation to notify tax residency pursuant to the foregoing, in which event the shares of the person in breach thereof shall be so acquired or disposed of first. Shareholders shall not be entitled to raise any objection to the disposal of their shares, but the provisions of Bye-law 13.4 and the provisions of these Bye-laws relating to the protection of purchasers of shares sold under lien or upon forfeiture shall apply mutatis mutandis to any disposal of shares or interests therein made in accordance with this Bye-law.

11.14	If the Board declines to register a transfer it shall, within 60 days after the date on which the instrument of transfer was lodged, send to the transferor and the transferee notice of such refusal.

11.15	Notwithstanding anything contained in these Bye-laws, but subject to Bye-law 11.5, the Directors shall not decline to register any transfer of shares, nor may they suspend registration thereof where such transfer is executed by any bank or other person to whom such shares have been charged by way of security, or by any nominee or agent of such bank or person, and whether the transfer is effected for the purpose of perfecting any mortgage or charge of such shares or pursuant to the sale of such shares under such mortgage or charge, and a certificate signed by any officer of such bank or by such person that such shares were so mortgaged or charged and the transfer was so executed shall be conclusive evidence of such facts.

11.16	The Company may dispose of or transfer Treasury Shares for cash or other consideration

12.	TRANSMISSION OF SHARES

12.1	In the case of death of a Shareholder, the survivor or survivors, where the deceased was a joint holder, and the estate representative of the deceased, where he was sole holder, shall be the only person recognised by the Company as having any title to his interest in the Shares; but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any Share jointly held by him. For the purpose of this Bye-Law, estate representative means the person to whom probate or letters of administration has or have been granted in Bermuda or, failing any further person, such other person as the Board may in its absolute discretion determine to be the person recognised by the Company for the purpose of this Bye-Law.

12.2	Any person becoming entitled to Shares in consequence of the death or bankruptcy of a Shareholder or otherwise by operation of law upon producing such evidence as the Directors may deem sufficient, may be registered as a Shareholder in respect of such Shares, or may, subject to Bye-Law 11 transfer such Shares to some other person by executing an instrument of transfer in a usual common form or any other form which the Directors may approve.

12.3	If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have another person registered, he shall testify his election by executing to such person a transfer of such Share. All the limitations, restrictions and provisions of these Bye-Laws relating to the right to transfer and the registration of transfers of Shares shall be applicable to any such transfer as aforesaid as if the death or bankruptcy of the Shareholder had not occurred and the transfer were a transfer executed by such Shareholder.

12.4	A person becoming entitled to a Share in consequence of the death, or bankruptcy of a Shareholder or otherwise by operation of law shall be entitled to receive and may give a discharge for all dividends and other monies payable on or in respect of the Share, but he shall not be entitled to receive notice of or to attend or vote at meetings of the Company, or, save as aforesaid, to any of the rights or privileges of a Shareholder until he shall have become a Shareholder in respect of the Share.

12.5	Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Bye-Law.

13.	DISCLOSURE OF MATERIAL INTERESTS

13.1	Any person who acquires or disposes of an interest in shares such that the requirements of any applicable securities laws require a notification or filing to be made shall notify the Company immediately of such acquisition or disposal and the resulting interest of that person in shares.

13.2	If a person fails to give notification of a change in his interest in shares in accordance with Bye-law 13.1 and the Board believes that such person has acquired or disposed of an interest in shares in circumstances in which he would be subject to the notification requirements of Bye-law 13.1, the Board may serve upon that person a notice:-

(a)	requiring him to comply with the notification requirements in relation to the change in his interest in shares; and

(b)	informing him that, pending compliance with the notification requirements, the registered holder or holders of the shares in which that person is interested shall not be entitled to vote or otherwise exercise any rights attaching to the shares to which the notice relates nor shall such registered holder or holders be entitled to receive payments of income or capital which become due or payable in respect of such shares. The registered holder’s or holders’ entitlement to such payments shall be suspended pending compliance with the notification requirements without any liability of the Company to such holder or holders arising for late payment or non-payment and the Company may retain such sums for its own use and benefit during such period of suspension.

13.3	If the notice referred to in Bye-law 13.2 is not complied with within thirty days of the date of the service of such notice and the notice has not been withdrawn, the Company shall, so far as it is able either:

(a)	acquire such shares itself pursuant to Bye-law 4 at the closing price of the Company’s shares on the date of acquisition; or

(b)	dispose of the shares to which such notice relates at the best price reasonably obtainable in all the circumstances and it shall give written notice of such proposed disposal (the “Sale Notice”) to the person or persons on whom such notice was served.

Except as hereinafter provided, such an acquisition or disposal shall be completed as soon as reasonably practicable after the giving of the Sale Notice under this Bye-law and in any event within thirty days of the date of such notice. Where a Sale Notice has been served, the shares to which such notice refers may not be transferred otherwise than in accordance with this Bye-law and any purported transfer of such shares shall not be registered in the books of the Company and shall be null and void.

13.4	For the purpose of effecting an acquisition or disposal in accordance with Bye-law 13.3, the Board may authorise in writing any officer or employee of the Company to execute any necessary transfer on behalf of any Shareholder and may issue a new certificate to the purchaser. The net proceeds of any such disposal shall be received by the Company, whose receipt shall be a good discharge for the purchase money, and shall be paid (without any interest being payable thereon) to the former holder upon surrender by him of the certificate, if any, in respect of the shares sold and formerly held by him.

13.5	The provisions of these Bye-laws relating to the protection of purchasers of shares sold under a lien or upon forfeiture shall apply mutatis mutandis to disposals under this Bye-law.

14.	INCREASE OF SHARE CAPITAL

The Company may from time to time increase its authorised share capital by such amount to be divided into Shares of such par value as the Company shall by Resolution, prescribe. The new Shares shall be subject to all the provisions of these Bye-Laws with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise. The Company may, by the Resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance either at par or at a premium (or subject to the provisions of the Companies Acts) at a discount to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or make any other provisions as to the issue of the new shares.

15.	ALTERATION OF SHARE CAPITAL

15.1	The Company may from time to time by Resolution:-

(a)	divide its Shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

(b)	consolidate and divide all or any of its share capital into Shares of larger par value than its existing Shares;

(c)	sub-divide its Shares or any of them into Shares of smaller par value than is fixed by its Memorandum, so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in the case of the Share from which the reduced Share is derived;

(d)	make provision for the issue and allotment of Shares which do not carry any voting rights;

(e)	cancel Shares which, at the date of the passing of the Resolution in that regard, have not been taken or agreed to be taken by any person, and diminish the amount of its Share capital by the amount of the Shares so cancelled; and

(f)	change the currency denomination of its share capital.

Where any difficulty arises in regard to any division, consolidation or sub-division under this Bye-Law, the Board may settle the same as it thinks expedient and, in particular, may arrange for the sale of the Shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Shareholders who would have been entitled to the fractions, and for this purpose, the Board may authorise some person to transfer the Shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

Where, on any alteration or reduction of share capital, fractions of shares or some other difficulty would arise, the Board may deal with or resolve the same in such manner as it thinks fit.

15.2	Subject to the Companies Acts and to any confirmation or consent required by law or these Bye-Laws, the Company may by Resolution from time to time convert any Preferred Shares into redeemable Preferred Shares.

16.	REDUCTION OF CAPITAL

16.1	Subject to the Companies Acts, its Memorandum and any confirmation or consent required by law or these Bye-Laws, the Company may from time to time by Resolution authorise the reduction of its issued share capital or any capital redemption reserve fund or any share premium or contributed surplus account, Provided that the share capital of the Company after such reduction is not less than the minimum share capital prescribed by the Memorandum.

16.2	In relation to any such reduction, the Company may by Resolution determine the terms upon which such reduction is to be effected including in the case of a reduction of part only of a class of Shares, those Shares to be affected.

17.	GENERAL MEETING

17.1	The Board shall convene and the Company shall hold general meetings as Annual General Meetings in accordance with the requirements of the Companies Acts at such times and places as the Board shall appoint. The Board may, whenever it thinks fit, and shall, when required by the Companies Acts, convene general meetings other than Annual General Meetings which shall be called Special General Meetings.

17.2	The Board shall, on the requisition of Members holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up share capital of the Company as at the date of the deposit carries the right to vote at general meetings, forthwith proceed to convene a special general meeting and the provisions of the Act shall apply.

17.3	Any Shareholder may, by written notice served on the Board or the Secretary, require that a statement (not exceeding a reasonable length) be included in a notice of a general meeting regarding any matter concerning the governance, affairs or activities of the Company and that such matter be brought to the attention of the Shareholders at such general meeting Provided Always that the Board may refuse to include any statement which it reasonably considers to be defamatory or frivolous.

18.	NOTICE OF GENERAL MEETINGS

18.1	An Annual General Meeting and any Special General Meeting shall be called by notice in writing not less than ten (10) nor more than fifty (50) days before the date of the meeting. Notwithstanding that a general meeting of the Company is called by shorter notice than that specified in this Bye-Law, it shall be deemed to have been duly called if it is so agreed:-

(a)	in the case of a meeting called as an Annual General Meeting, by all Shareholders entitled to attend and vote thereat; and

(b)	in the case of any other meeting, by a majority in number of the Shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the Shares giving that right.

18.2	The accidental omission to give notice of a meeting or written resolution or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or written resolution or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

18.3	The period of notice shall be exclusive of the day on which it is served or deemed to be served and exclusive of the day on which the general meeting is to be held, and the notice shall specify the time and place of the general meeting and, in the case of special business, the general nature of that business. The notice convening an Annual General Meeting shall specify the meeting as such.

18.4	In every notice calling a general meeting of the Company there shall appear with reasonable prominence a statement that a Shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him.

18.5	Notice of every general meeting of the Company shall be given in accordance with the provisions of these Bye-Laws to Shareholders other than such as, under the provisions of these Bye-Laws or the terms of issue of the Shares they hold, are not entitled to receive such notice from the Company. Notice of every general meeting shall also be given to all persons who have notified the Secretary that they are entitled to a Share in consequence of the death or bankruptcy or winding up of a Shareholder and to each of the Resident Representative, the Manager, and the Auditor of the Company.

19.	PROCEEDINGS AT GENERAL MEETINGS

19.1	Any act or thing which in accordance with these Bye-Laws or the Companies Acts is required to be transacted, made, done, approved, determined, decided or passed by the Company in general meeting shall not be effective except by virtue of a resolution passed upon a show of hands, or by a count of votes received in the form of electronic records, or by a poll, if so demanded, in each case in accordance with the relevant percentage required for the particular resolution.

19.2	No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business.

19.3

Save as otherwise provided by these Bye-Laws, at least two Shareholders present in person or by proxy and entitled to vote shall be a quorum for all purposes; provided, however, that if the Company shall have only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum. If a quorum does not assemble within half an hour after the time appointed for the meeting, the meeting, if convened on the requisition of or by Shareholders shall be dissolved. In any other case it shall be adjourned to such other day and, such other time, place and date as the Chairman of the meeting may determine and if a quorum is not present within fifteen (15) minutes from the time appointed for holding the adjourned meeting, at least two Shareholders present in person or by proxy and entitled to vote shall be a quorum; provided, however, that if the Company shall have only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum.

19.4	Subject to the provisions of Bye-law 19.3 any general meeting may be adjourned by the majority vote of the Shareholders present in person or by proxy but no business shall be transacted at an adjourned meeting except the business which might lawfully have been transacted at the meeting from which the adjournment took place and any applicable special quorum provisions shall apply. Unless disapproval is expressed by a majority vote of the Shareholders present in person or by proxy, any general meeting adjourned in accordance with the provisions of this Bye-Law shall be adjourned to a time, place and date as fixed by the Chairman. Whenever the Shareholders express their disapproval in the manner aforesaid then such General Meeting shall be adjourned to the same time, place, and date seven (7) days from the date thereof. When a meeting is adjourned for thirty (30) days or more, seven (7) days’ notice at the least (exclusive of the day on which the notice is served or deemed to be served and of the day on which the meeting to which it relates is to be held), specifying the place, the day and the hour of the adjourned meeting shall be given as in the case of the original general meeting, but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

19.5	Each Director, the Resident Representative and Auditor shall be entitled to attend and speak at any general meeting of the Company.

19.6	The Chairman (if any) of the Board or, in his absence, the President or in his absence the Director who has been appointed head of the Board shall preside as Chairman at every general meeting. If there is no such Chairman or President or such Director, or if at any meeting none of the Chairman nor the President nor such Director is present within five minutes after the time appointed for holding the meeting, or if none of them is willing to act as Chairman the Directors present shall choose one of their number to act or if one Director only is present he shall preside as Chairman if willing to act. If no Director is present or, if each of the Directors present declines to take the chair, the persons present and entitled to vote on a poll shall elect one of their number to be Chairman.

20.	VOTING AT GENERAL MEETINGS

20.1	Subject to any special terms as to voting upon which any Shares may be issued or may for the time being be held, at any general meeting on a show of hands every Shareholder who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative shall have one vote, and on a poll every Shareholder who is present as aforesaid or by proxy shall have one vote for every Share of which he is the holder. Each person present by telephone, electronic or other communication facilities or means shall cast his vote in such manner as the Chairman of the meeting shall direct. There shall be no right of cumulative voting and no Shareholder shall be entitled to vote at any meeting unless he has paid all calls upon the Shares held by him. Several executors or administrators of a deceased Shareholder in whose name any Share stands shall for the purposes of this Bye-Law be deemed joint holders thereof.

20.2	Subject to the provisions of Bye-law 20.3, any question proposed for the consideration of the Shareholders at any general meeting shall be decided on a show of hands or by a count of votes received in the form of electronic records and a declaration by the Chairman of the meeting that a question proposed for consideration has, on a show of hands or by a count of votes received in the form of electronic records, been carried or carried unanimously or by a particular majority not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the Minute Book of the Company shall, subject to the provisions of Bye-law 20.3, be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such question.

20.3	Notwithstanding the provisions of Bye-laws 20.2, at any general meeting of the Company it shall be lawful, in respect of any question proposed for the consideration of the Shareholders (whether before or on the declaration of the result of a show of hands or by a count of votes received in the form of electronic records as provided for in Bye-law 20.2 or on the withdrawal of any other demand for a poll) for a poll to be demanded by any of the following persons:-

(a)	the Chairman of such meeting; or

(b)	at least three Shareholders present in person or by proxy and entitled to vote; or

(c)	any Shareholder or Shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at such meeting; or

(d)	any Shareholder or Shareholders present in person or represented by proxy holding shares conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all such shares conferring such right.

The appointment of a proxy to vote at such a meeting shall be deemed to confer authority to demand or join in demanding a poll and, for the purpose of this Bye-Law, a demand by a Shareholder as proxy for another Shareholder shall be treated as distinct from any demand made in his own right.

20.4	At the conclusion of a poll demanded in accordance with the provisions of Bye-law 20.3 the voting papers or the electronic records shall be examined, and the result of the poll shall be declared, by the Chairman of the meeting and shall be deemed to be the resolution of the meeting at which the poll was demanded and shall replace any previous resolution upon the same matter which has been the subject of a show of hands.

20.5	In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll or by a count of votes received in the form of electronic records, the Chairman of such meeting shall be entitled to a second or casting vote.

20.6	A poll demanded on the election of a Chairman of the meeting, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken at such time (being not later than three months after the date of the demand) and place as the Chairman of the meeting shall direct. It shall not be necessary (unless the Chairman of the meeting otherwise directs) for notice to be given of a poll.

20.7	The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded and it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

20.8	A Shareholder who is a patient for any purpose of any statute or applicable law relating to mental health or in respect of whom an order has been made by any Court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis and such committee, receiver, curator bonis or other person may on a poll vote by proxy, and may otherwise act and be treated as such Shareholder for the purpose of general meetings, provided that such evidence as the Directors may require of the authority of the person claiming to vote shall have been deposited at the office of the Company, which may be in the form of an electronic record, not less than thirty-six hours before the time for holding the meeting or adjourned meeting at which such person claims to vote.

20.9	If:

(a)	any objection shall be raised to the qualification of any voter; or

(b)	any votes have been counted which ought not to have been counted; or

(c)	any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the general meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairman of the meeting and shall only vitiate the decision of the meeting on any question if the Chairman of the meeting decides that the same may have affected the decision of the meeting. The decision of the Chairman of the meeting on such matters shall be final and conclusive.

20.10	Except in the case of the removal of auditors and Directors and subject to these Bye-laws, anything which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the Shareholders of the Company may, without a meeting, be done by resolution in writing, signed by a simple majority of all of the Shareholders (or such greater majority as is required by the Companies Acts or these Bye-laws) or their proxies, or in the case of a Shareholder that is a corporation (whether or not a company within the meaning of the Companies Acts) on behalf of such Shareholder, being a simple majority of all of the Shareholders of the Company who at the date of the resolution in writing would be entitled to attend a meeting and vote on the resolution. Such resolution in writing may be signed by, or in the case of a Shareholder that is a corporation (whether or not a company within the meaning of the Companies Acts), on behalf of, all the Shareholders of the Company, or any class thereof, in as many counterparts as may be necessary.

20.11	Notice of any resolution to be made under Bye-law shall be given, and a copy of the resolution shall be circulated to all Shareholders who would be entitled to attend a meeting and vote on the resolution in the same manner as that required for a notice of a meeting of Shareholders at which the resolution could have been considered, except that any requirement in this Act or in these Bye-laws as to the length of the period of notice shall not apply.

20.12	A resolution in writing is passed when it is signed by, or in the case of a Shareholder that is a corporation (whether or not a company within the meaning of the Companies Acts) on behalf of such number of the Shareholders of the Company who at the date of the notice represent a majority of votes as would be required if the resolution had been voted on at a meeting of Shareholders.

20.13	A resolution in writing made in accordance with Bye-law 20.10 is as valid as if it had been passed by the Company in general meeting or, if applicable, by a meeting of the relevant class of Shareholders of the Company, as the case may be. A resolution in writing made in accordance with Bye-law 20 shall constitute minutes for the purpose of the Companies Acts and these Bye-laws.

20.14	Members may participate in any general meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

20.15	The Board may, and at any general meeting, the Chairman of such meeting may, make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The Board and, at any general meeting, the Chairman of such meeting are entitled to refuse entry to a person who refuses to comply with any such arrangements, requirements or restrictions.

21.	JOINT HOLDERS OF SHARES

21.1	If two or more persons are registered as joint holders of any Share then any one of such persons may exercise such voting rights as may attach to such Share, either personally or by proxy, as if he were solely entitled thereto; and if more than one of such joint holders be present at any general meeting, personally or by proxy, then the vote of the senior shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding; and

21.2	Any one of such joint holders may give effectual receipts for dividends, bonuses or other monies payable in respect of the Shares held by them as joint holders.

22.	CORPORATE REPRESENTATIVES AND PROXIES

22.1	Where any company is a Shareholder any of its officers or any other person duly authorised by a resolution of its directors or other governing body, may act as its representative at any meeting of the Company. A person so authorised shall be entitled at any meeting of the Company to exercise on behalf of the company which he represents the same powers as that company could exercise if it were an individual Shareholder.

22.2	Any Shareholder entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Shareholder may appoint a proxy in respect of part only of his holding of Shares. Proxies appointed by a single Shareholder need not exercise their votes in the same manner.

22.3	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney or such telephonic, electronic or other means as may be approved by the Board from time to time. The instrument appointing a proxy shall be in a form approved by the Board or in such other form as the Board may from time to time determine.

22.4	Unless the Company by Resolution so determines or required by the Companies Acts, a proxy need not hold any shares in the Company.

22.5	Subject to Bye-law 22.6, the appointment of a proxy must be received by the Company at the registered office or such other place or in such other manner as is specified in the notice convening the meeting or in any instrument or proxy sent out by the Company in relation to the meeting at which the person named in the appointment proposes to vote, and appointment of a proxy which is not received in the manner so permitted shall be invalid.

22.6	Any Shareholder may appoint a standing proxy or (if a corporation) representative by depositing at the Registered Office or such other place or in such manner as may be specified by the Company from time to time a proxy which may be in the form of an electronic record or (if a corporation) an authorisation and such proxy or authorisation shall be valid for all general meetings and adjournments thereof until notice of revocation is received at the Registered Office. Where a standing proxy or authorisation exists, its operation shall be deemed to have been suspended at any general meetings or adjournments thereof at which the Shareholder is present or in respect to which the Shareholder has specially appointed a proxy or representative. The Board may from time to time require such evidence as it shall deem necessary as to the due execution and continuing validity of any such standing proxy or authorisation and the operation of any such standing proxy or authorisation shall be deemed to be suspended until such time as the Board determines that it has received the requested evidence or other evidence satisfactory to it.

22.7	A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at its registered office which may be in the form of an electronic record (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other documents sent therewith) one hour at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used, or, where the appointment of the proxy was contained in an electronic communication, at the Address at which such appointment was duly received before the commencement of the meeting or adjourned meeting at which the proxy is to be used.

22.8	Subject to the Companies Acts, the Board may at its discretion waive any of the provisions of these Bye-Laws related to proxies or authorisations and, in particular, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend and vote on behalf of any Shareholder at general meetings.

23.	DIRECTORS

23.1	Subject to the following provisions of this Bye-Law 23, the Directors shall be chosen or elected at the Annual General Meeting of the Shareholders, and notice of such meeting shall specify that the election of the Directors will take place thereat. At every Annual General Meeting one-third of the Directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office; but, if there is only one Director who is subject to retirement by rotation, he shall retire.

23.2	Subject to the provisions of the Companies Acts and these Bye-laws, the Directors to retire by rotation shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot or by such other method as the Board may determine. The Directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the Board at the date of the notice convening the Annual General Meeting and no Director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the Directors after the date of the notice but before the close of the meeting.

23.3	If the Company, at the meeting at which a Director retires by rotation or otherwise, does not fill the vacancy, the retiring Director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the reappointment of the Director is put to the meeting and lost.

23.4	Directors may be removed for cause by vote of the Shareholders or by resolution of the Directors. In this Bye-law, “cause” means wilful neglect, wilful default, fraud or dishonesty. Directors may be removed without cause by vote of the Shareholders. Notwithstanding the preceding sentences, a Director may not be removed at a special general meeting unless notice of any such meeting shall have been served upon the Director concerned not less than fourteen (14) days before the meeting and he shall be entitled to be heard at that meeting and provided further that the Resolution removing any Director is duly adopted by a majority of eighty per cent (80%) of those present and voting at a meeting. Subject to Bye-law 23.9, any vacancy created by the removal of a Director at a Special General Meeting may be filled at the Meeting by the election of another Director in his place or, in the absence of any such election, by the Board.

23.5	No person other than a Director retiring by rotation shall be appointed a Director at any general meeting unless he is recommended by the Board or he is nominated in accordance with the procedures set out in the Companies Acts and as provided by applicable US securities laws.

23.6	The Company shall at the Annual General Meeting and, subject to Bye-law 23.9, may by Resolution determine the minimum and the maximum number of Directors which shall be at least five (5) persons and not more than fifteen (15) persons (disregarding Alternate Directors).

23.7	Without prejudice to the power of the Company by Resolution in pursuance of any of the provisions of these Bye-laws to appoint any person to be a Director, the Board, so long as a quorum of Directors remains in office, shall have power at any time and from time to time to appoint any individual to be a Director so as to fill any vacancy occurring on the Board. The Board shall also have power to appoint additional Directors from time to time.

23.8	Some Directors may be appointed as Managing Directors and any Director so appointed shall not be subject to retirement by rotation but shall hold office for such period as may be determined by the Board pursuant to Bye-law 31.2.

23.9	A majority of the Directors must always be Directors (“Independent Directors”) who are independent as defined by the criteria of the Principal Exchange. If there is at any time not a majority of Independent Directors, as provided for in these Bye-Laws, the Board shall appoint as many replacement persons as are necessary as Independent Directors so that there is at all times a majority of Independent Directors.

23.10	No person shall be eligible for the office of Director at any General Meeting if:-

(a)	he is less than twenty-one years of age;

(b)	he is of unsound mind and has been so found by a Court in Bermuda or elsewhere;

(c)	he is not an individual; or

(d)	he has the status of bankrupt;

and unless within the prescribed time before the day appointed for the meeting, there shall have been given to the Secretary notice in writing by a Shareholder duly qualified to be present and vote at the meeting for which such notice is given, of his intention to propose such person for election and also notice in writing, signed by the person to be proposed, of his willingness to be elected.

23.11	No shareholding qualification for Directors shall be required.

24.	VACATION OF OFFICE

24.1	The office of a Director shall be vacated upon the happening of any of the following events, namely:-

(a)	if (not being a Managing Director holding office as such for a fixed term) he resigns his office by notice in writing under his hand sent to or left at the Registered Office or tendered at a meeting of the Board;

(b)	if he becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c)	if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that his office is vacated;

(d)	if he dies; or

(e)	if he ceases to be a Director by virtue of the Companies Acts or is removed from office pursuant to these Bye-Laws.

24.2	Any such vacation of office as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company that may be involved in such vacation of office.

24.3	In the event that any of the Managing Directors who is also a Vice-President ceases to be a Director and is not otherwise replaced by a Managing Director who is a Vice-President, the remaining Managing Director(s) who is or are also Vice-President(s) (if any), subject to approval by the Directors, such approval not to be unreasonably withheld, may appoint replacement persons as Directors who will become Managing Director(s) and Vice-President(s) provided that the person so appointed shall not be a person whose election at the preceding Annual General Meeting was not carried.

24.4	If all the Managing Directors who are Vice-Presidents should cease to be Directors, the Directors may appoint replacement persons as Directors who will become additional Managing Directors and Vice-Presidents.

25.	ALTERNATE DIRECTORS

25.1	The Company may in general meeting elect a person or persons qualified to be Directors to act as Directors in the alternative to any of the Directors of the Company, herein designated as “Alternate Directors” or may authorise the Board to appoint such Alternate Directors. Any Alternate Director may be removed by the Company in General Meeting and, if appointed by the Board may be removed by the Board and, subject thereto, the office of Alternate Director shall continue until the next annual election of Directors or if earlier, the date on which the relevant Director ceases to be a Director. An Alternate Director may also be a Director in his own right and may act as alternate to more than one Director.

25.2	An Alternate Director shall be entitled to receive notices of all meetings of the Directors, to attend, be counted in the quorum and vote at any such meeting at which any Director to whom he is alternate is not personally present, and generally to perform all the functions of any Director to whom he is alternate in his absence.

25.3	Every person acting as an Alternate Director shall (except as regards powers to appoint an alternate and remuneration) be subject in all respects to the provisions of these Bye-Laws relating to Directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for any Director for whom he is alternate. An Alternate Director may be paid expenses and shall be entitled to be indemnified by the Company to the same extent, mutatis mutandis, as if he were a Director. Every person acting as an Alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). The signature of an Alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the terms of his appointment provide to the contrary, be as effective as the signature of the Director or Directors to whom he is alternate.

26.	PROCEEDINGS OF THE BOARD

26.1	The Directors may meet for the transaction of business, adjourn and otherwise regulate their meetings as they see fit.

26.2	A meeting of the Directors may be convened by a Director or the Secretary upon his own initiative. The Secretary shall convene a meeting of the Directors whenever he is required so to do by any Director.

26.3	Reasonable notice shall be given of all meetings of the Directors. Notice to Directors shall, when practicable, be given by facsimile or telex and such facsimile or telex shall contain a summary of the agenda of the particular meeting. If notice by facsimile or telex is impractical, notice may be given by telephone.

26.4	Notwithstanding the provisions of Bye-law 26.3, Directors may waive notice of any meeting either prospectively or retrospectively. A waiver of notice shall be sufficient if it is by facsimile, by telex or in writing.

26.5	The quorum necessary for the transaction of the business of the Directors shall be a majority of the Directors at the relevant time, provided that the Managing Directors are not in the majority of the Directors present or deemed to be present at the meeting and counted in the quorum. Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

26.6	A Director shall be treated as present in person at a meeting of the Board if he is in communication with the meeting by conference telephone or other communication equipment permitting those attending the meeting to hear one another. Such Director shall be counted in the quorum of the meeting and shall be entitled to vote thereat. A meeting of the Directors to which this Bye-Law applies shall be deemed to take place where the majority of those participating is assembled or, if there is no majority, at the place where the Chairman of the meeting, is present.

26.7	All questions arising at any Board meeting shall be decided by a majority of the Directors present (including pursuant to Bye-law 26.6) and voting in favour thereof, provided that such majority includes at least one Director who is not a Managing Director.

26.8

So long as a quorum of Directors remains in office, the continuing Directors may act notwithstanding any vacancy in the Board but, if no quorum of Directors remains, the continuing Director(s) shall be deemed to be a quorum for the purposes of filling a casual vacancy pursuant to Bye-law 23.7 or calling a general meeting. If there be no Directors able or willing to act, then any two (2) Shareholders may summon a general meeting for the purpose of appointing Directors.

26.9	The Board may elect a Chairman of the Board from amongst its members who shall not be a Managing Director. If no Chairman of the Board is elected or is absent, the President (if any) shall be Chairman. If at any meeting neither the Chairman of the Board nor the President (if any) is present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting. The Board may also create and designate such other positions and titles that it considers appropriate or necessary for the purpose of organising more efficiently the Company’s corporate procedures and governance.

26.10	A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Board or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the committee concerned.

26.11	A meeting of the Directors for the time being at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

26.12	All acts done by the Board or by any committee or by any person acting as a Director or member of a committee or any person duly authorised by the Board or any committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated their office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director, member of such committee or person as authorised.

26.13	The Resident Representative shall be entitled to attend and speak at any meeting of the Directors.

27.	DELEGATION OF THE BOARD’S POWERS

27.1	The Directors may delegate any of their powers subject to such directions and restrictions as the Directors may think proper and may engage any person to carry out the purposes of the Company in any way whatsoever.

27.2	Without limiting the generality of Bye-law 27.1, the Directors may from time to time appoint registrar and transfer agents of the Company and/or administrators and/or custodians and/or managers and/or investment advisors or consultants.

27.3	The Directors may from time to time, and at any time, by power of attorney, appoint any company, firm or person, or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Bye-Laws) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

27.4	The Board may from time to time entrust to and confer upon any Director or officer any of the powers exercisable by it upon such terms and conditions with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

27.5	The Board may from time to time delegate any of its powers, authorities and discretions to committees, consisting of such member or members of its body as it thinks fit. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations, including without limitation, quorum restrictions which may be imposed upon it by the Board.

(a)	In particular, the Board shall form an audit committee (the “Audit Committee”) consisting of at least three Independent Directors. The quorum of the Audit Committee shall be a majority of the members of the Audit Committee and decisions of such Audit Committee shall require the affirmative vote of a majority of Independent Directors present and voting thereon.

(b)	The meetings and proceedings of any committee consisting of two or more persons shall be governed mutatis mutandis by the provisions contained in these Bye-Laws for regulating the meetings and proceedings of the Directors so far as the same are applicable and are not superseded by any regulations imposed by the Directors or by any provisions in the resolution establishing the committee.

27.6	The Directors may establish any committees (not being committees consisting solely of Directors to which Bye-law 27.5 applies), local boards or agencies for managing any of the affairs of the Company, either in Bermuda or elsewhere, and may appoint any persons to be members of such committees, local boards or agencies, and may fix their remuneration and may delegate to any such committee, local board or agency any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate and may authorise the members of any local board, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any persons so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

28.	DIRECTORS’ INTERESTS

28.1	A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and subject to the relevant provisions of the Companies Acts upon such terms as to remuneration and otherwise as the Directors shall approve.

28.2	A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor), and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

28.3

Subject to the Companies Acts and the Bye-Laws, no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office, or of the fiduciary relationship thereby established. A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature and extent of his interest at the meeting of the Directors at which the question of entering into the contract or arrangement is first taken into consideration, or if the Director was not at the date of that meeting interested in the proposed contract or arrangement, then at the next meeting of the Directors held after he becomes so interested, and in the case where the Director becomes interested in a contract or arrangement after it is made then at the first meeting of the Directors held after he becomes so interested.

28.4	Any Director may continue to be or become a director, managing director, manager or other officer or member of any company promoted by the Company or any other company in which the Company may be interested, and no such Director shall (unless otherwise agreed) be accountable for any remuneration or other benefits received by him as a director, managing director, manager or other officer or member of any such other company. The Directors may exercise the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as directors of such other company, in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, managers or other officers of such company, or voting or providing for the payment of the remuneration to the directors, managing directors, managers or other officers of such company), and subject to the provisions of this Bye-Law, any Director of the Company may vote in favour of the exercise of such voting rights in the manner aforesaid, notwithstanding that he may be, or be about to be, appointed a director, managing director, manager or other officer of such other company and as such is or may become interested in the exercise of such voting rights in the manner aforesaid.

28.5	Save as provided herein, a Director may vote in respect of (aa) his appointment to hold any office or place of profit under the Company or (bb) the arrangement of the terms of any such appointment or in respect of any contract or arrangement in which he is materially interested (otherwise than by virtue of his interests in Shares or debentures or other securities of or otherwise in or through the Company) and shall be counted in the quorum at the meeting in relation to any resolution on which he is otherwise debarred from voting provided that he declares the nature and extent of his interest to the Board.

28.6	Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be decided and considered in relation to such Director separately and in such cases each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

28.7	If any question shall arise at any meeting as to the materiality of a Director’s interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the Chairman of the meeting and his ruling in relation to any other Director shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been fairly disclosed.

28.8	Subject to the Companies Acts and any further disclosure required thereby a general notice in writing to the Directors by a Director or officer declaring that he is a member of any specified company or firm and is to be regarded as interested in any contract or arrangement which may be made with that company or firm, shall (if such Director or officer shall give the same at a meeting of the Directors or shall take reasonable steps to secure that the same is brought up and read at the next meeting of the Directors after it is given) be a sufficient declaration of interest in relation to any contract or arrangement so made.

28.9	The Company may by Resolution suspend or relax the provisions of this Bye-Law to any extent or ratify any transaction not duly authorised by reason of a contravention of this Bye-Law.

29.	DIRECTORS’ FEES AND ADDITIONAL REMUNERATION AND EXPENSES

29.1	The Directors shall be entitled to such remuneration as may be voted to them by the Company in general meeting and in the absence of a determination to the contrary in General Meeting, such fees shall be deemed to accrue from day to day. Each Director may also be paid all reasonable travelling, hotel and other incidental expenses in attending and returning from meetings of the Board or Committees constituted pursuant to those Bye-Laws or general meetings of the Company and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company’s business or in the discharge of his duties as Director and as a member of any Committee.

29.2	Any Director who, by request, goes or resides abroad for any purposes of the Company, or who serves on any Committee or performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for, by or pursuant to any other Bye-Law.

30.	POWERS AND DUTIES OF THE BOARD

30.1	Subject to the provisions of the Memorandum, the Companies Acts and these Bye-Laws and to any directions given by the Company in General Meeting, the Board shall manage the business of the Company and may exercise all the powers of the Company. No alteration of these Bye-Laws and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. The power given by this Bye-Law shall not be limited by any special power given to the Board by these Bye-Laws and a meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

30.2	Subject as herein provided, the Directors may from time to time enter into any contract on behalf of the Company.

30.3	The Directors may exercise all powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any other persons.

30.4	All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.

30.5	The Board on behalf of the Company may provide benefits, whether by the payment of gratuities or pensions or otherwise, for any person including any Director or former Director who has held any executive office or employment with the Company or with any body corporate which is or has been a Subsidiary or Affiliate of the Company or a predecessor in the business of the Company or of any such Subsidiary or Affiliate, and to any member of his family or any person who is dependent on him, and may contribute to any fund and pay premiums for the purchase or provision of any such gratuity, pension or other benefit, or for the insurance of any such person.

30.6	The Directors shall exercise a general supervision over the financial affairs of the Company and subject as hereinafter provided shall be responsible for the correct keeping of the books and for the safe keeping of all monies and securities of the Company, and shall submit their accounts and vouchers to the Auditors whenever required so to do.

31.	MANAGER, MANAGING DIRECTORS AND RESIDENT REPRESENTATIVE

31.1

(a)	The Board shall appoint such person or persons to act as the Manager to exercise all or any of the duties, powers and discretions exercisable by the Directors upon such terms and conditions (including, without limitation, the power to delegate the whole or any different aspects of the management of the Company) and for such period and with such restrictions as the Directors consider appropriate, in accordance with all applicable laws and whether collaterally with or to the exclusion of their own powers. The Directors shall procure that if the Manager is dismissed, removed or resigns, another person or persons is appointed as soon as possible in its stead.

(b)	The Manager and any delegate of it shall be entitled to receive for its services such fees and expense reimbursement as may from time to time be agreed by the Board. Whenever required by applicable laws, the appointment of the Manager may only be terminated by resolution of the Shareholders.

31.2

(a)	The Directors may in addition from time to time appoint any one or more of the Directors to the office of Managing Director such number depending on the total number of Directors at the relevant time and subject to a majority of the Directors being Directors who are not also Managing Directors, for such period and on such terms as they think fit. A Director appointed to the office of Managing Director shall receive such remuneration (whether by way of salary commission or participation in profits or otherwise) and reimbursement of expenses as the Directors may determine.

(b)	The Directors may from time to time entrust to and confer upon the Managing Director(s) all or any of the powers of the Directors (not including the power to make calls, forfeit shares or issue debentures) that they may think fit. But the exercise of all powers by the Managing Director(s) shall be subject to all such regulations and restrictions as the Directors may from time to time make and impose and the said powers may at any time be withdrawn, revoked or varied.

31.3	The Board shall supply or make available to the Resident Representative originals or copies of:-

(a)	minutes of all proceedings of general meetings and directors’ meetings;

(b)	all financial statements required to be prepared by the Company under the Companies Acts, together with the Auditor’s report thereon;

(c)	all records of account required by the Companies Acts to be kept in Bermuda;

(d)	all such documents as may be required in order to provide evidence of the continued listing or quotation of Shares of the Company on the appointed stock exchange as authorised under the Companies Acts.

32.	MINUTES AND REGISTER OF DIRECTORS

32.1	The Directors shall cause minutes to be made:-

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of Directors and of any committee of Directors; and

(c)	of all resolutions and proceedings at all meetings of the Company and of the Directors and of committees of Directors;

and any such minute, if purporting to be signed by the Chairman of the meeting at which the proceedings took place, or by the Chairman of the next succeeding meeting, shall, unless the contrary be proved, be conclusive evidence of the proceedings at such meeting.

32.2

(a)	The Board shall cause to be kept in one or more books at its Registered Office a Register of Directors and Officers and shall enter therein the following particulars with respect to each Director and each officer that is to say:-

(i)	first name and surname; and

(ii)	address.

(b)	The Board shall, within the period of fourteen days from the occurrence of:-

(i)	any change among its Directors or its officers; or

(ii)	any change in the particulars contained in the Register of Directors and Officers,

cause to be entered on the Register of Directors and Officers the particulars of such change and the date on which such change occurred.

32.3	The Register of Directors and Officers shall be open to inspection at the Registered Office on every Business Day, subject to such reasonable restrictions as the Board may impose, so that not less than two hours in each Business Day be allowed for inspection.

32.4	The Secretary shall be appointed by the Directors and shall hold office during the pleasure of the Directors. Anything by the Companies Acts required or authorised to be done by or to the Secretary may, if the office is vacant or there is for any other reason no Secretary capable of acting, be done by or to any Assistant or Deputy Secretary or if there is no Assistant or Deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Directors.

32.5	Any provisions of the Companies Acts or of these Bye-Laws requiring or authorising a thing to be done by or to the Chairman, Vice-Chairman or a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Chairman or Vice-Chairman or Director and as, or in the place of, the Secretary.

32.6	The Secretary or an Assistant, Deputy or Acting Secretary shall attend all meetings of the Company and of the Directors or committee of Directors to keep correct minutes of such meetings and the Secretary shall enter or procure the entry of the same in proper books provided for the purpose. The Secretary shall perform such other duties as are prescribed by the Companies Acts or these Bye-Laws or as shall be prescribed by the Directors. The Secretary shall receive such salary or other remuneration as the Directors shall from time to time determine.

33.	OFFICERS

33.1	The Directors may appoint any person whether or not he is a Director to hold such office as the Board may from time to time determine. If more than one person is proposed for any of those offices, the election shall be by ballot or such manner as the Directors may determine.

33.2

(a)	If appointed, each Officer shall hold office for the term, if any, fixed by resolution of the Directors or, if none, until the Board meeting following each Annual General Meeting or until his earlier removal, resignation, death or other termination of his office.

(b)	Subject to the provisions of these Bye-Laws, at every Board meeting following each Annual General Meeting, the Officers, if any, for the time being shall retire from office.

(c)	Each of the Officers, if any, who retire from office pursuant to Bye-law 33.2(b) shall be eligible for re-appointment. If he is not so re-appointed or deemed to have been re-appointed, he shall retain office until the meeting appoints someone in his place, or, if it does not do so, until the end of the meeting.

(d)	Subject to the provisions of these Bye-Laws, the Directors at the meeting at which the Officers retire may fill any vacated office by appointing a person thereto and in default any of them retiring shall, if willing to continue to act, be deemed to have been re-appointed unless at such Board meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-appointment of such Officer shall have been put to the Board meeting and lost.

33.3	A Treasurer may be appointed or elected by the Directors and if so appointed or elected shall hold office during the pleasure of the Directors.

33.4	The Chairman of the Board (if any) shall act as Chairman at all meetings of the Shareholders at which the Chairman is present. In the Chairman’s absence the President, if present, shall be Chairman, and in the absence of both of them the Vice-President (if any) shall be Chairman. If none of these is present a Chairman shall be appointed or elected by those present at the meeting.

34.	SEAL

34.1	The Company may, but need not, have a seal and one or more duplicate Seals for use in any place in or outside of Bermuda.

34.2	If the Company has a Seal, it shall consist of a circular metal device with the name of the Company around the outer margin thereof and the country and year of incorporation across the centre thereof.

34.3	The Directors shall provide for the safe custody of the Seal which shall only be used by the authority of the Directors or a committee of the Directors authorised by the Directors in that behalf. Every instrument to which the Seal shall be affixed shall be signed by at least one Director or the Secretary or by some other person appointed by the Directors for the purpose.

35.	DIVIDENDS AND OTHER PAYMENTS

35.1	The Board may from time to time declare cash dividends (or distributions out of contributed surplus) to be paid to the Shareholders according to their rights and interests including such interim dividends as appear to the Board to be justified by the position of the Company. The Board may also pay any fixed cash dividend which is payable on any shares of the Company half yearly or on such other dates, whenever the position of the Company, in the opinion of the Board, justifies such payment. Dividends may be paid in money or property or by issuing fully paid shares of the Company.

35.2	Except insofar as the rights attaching to, or the terms of issue of, any Share otherwise provide:-

(a)	all dividends (or distributions out of contributed surplus) may be declared and paid according to the amounts paid up on the Shares in respect of which the dividend or distribution is paid, and an amount paid up on a Share in advance of calls may be treated for the purpose of this Bye-law as paid-up on the Share; and

(b)	dividends (or distributions out of contributed surplus) may be apportioned and paid pro-rata according to the amounts paid up on the Shares during any portion of the period in respect of which the dividend or distribution is paid.

35.3	The Board may deduct from any dividend, distribution or other monies payable to a Shareholder by the Company on or in respect of any Shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of Shares.

35.4	No dividend, distribution or other monies payable by the Company on or in respect of any Share shall bear interest as against the Company.

35.5	A Share issued as a dividend by the Company shall be treated for all purposes as having been issued for money equal to the surplus that is transferred to capital upon the issue of the Share.

35.6	Any dividend, distribution, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his address in the Register, or in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the Shares at his registered address as appearing in the Register or addressed to such person at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends, distributions or other monies payable or property distributable in respect of the Shares held by such joint holders.

35.7	Any dividend (or distribution out of contributed surplus) unclaimed for a period of six years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Company and the payment by the Board of any unclaimed dividend, distribution, interest or other sum payable on or in respect of the share into a separate account shall not constitute the Company a trustee in respect thereof.

35.8

With the sanction of a Resolution, the Board may direct payment or satisfaction of any dividend (or distribution out of contributed surplus) wholly or in part by the distribution of specific assets, and in particular of paid-up shares or debentures of any other company, and where any difficulty arises in regard to such distribution or dividend the Board may settle such difficulty as it thinks expedient, and in particular, may authorise any person to sell and transfer any fractions altogether, and may fix the value for distribution or dividend purposes of any such specific assets and may determine that cash payments shall be made to any Shareholders upon the footing of the values so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board

36.	RESERVES

36.1	The Board may, before recommending or declaring any dividend (or distribution out of contributed surplus), set aside such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose of the Company and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.

37.	CAPITALISATION OF PROFITS

37.1	Subject to the Companies Acts, the Board may, at any time and from time to time, resolve to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any share premium account or any capital redemption reserve fund and set that amount free for distribution amongst the Shareholders or any class of Shareholders who would be entitled thereto if distributed by way of dividend and in the same proportions on the footing that the same be not paid in cash but be applied either in or towards paying up amounts for the time being unpaid on any shares in the Company held by such Shareholders respectively or in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid amongst such Shareholders or partly in one way and partly in the other. Provided that for the purpose of this Bye-Law, a share premium account and a capital redemption reserve fund may be applied only in paying up of unissued Shares to be issued to such Shareholders credited as fully paid and provided further that any sum standing to the credit of a share premium account may only be applied in crediting as fully paid shares of the same class as that from which the relevant share premium was derived.

37.2	The Board may make all appropriations and applications of the profits or sums resolved by it to be capitalised, and all allotments and issues of fully paid Shares, if any, and generally may do all acts and things required to give effect thereto, with full power to the Board to make such provision by the issue of fractional certificates or by payment in cash or otherwise as they think fit for the case of shares or debentures becoming distributable in fractions and also to authorise any person to enter on behalf of all the Shareholders entitled to the benefit of such appropriations and applications into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further Shares to which they may be entitled upon such capitalisation, and any agreement made under such authority shall be effective and binding on all such Shareholders.

38.	ACCOUNTS

38.1	The Directors shall cause to be kept proper accounts with respect to:-

(a)	all sums of money received and expended by the Company and the matters in respect of which such receipt and expenditure take place;

(b)	all sales and purchases of goods by the Company; and

(c)	the assets and liabilities of the Company.

38.2	The books of account shall be kept at the Registered Office of the Company, or (subject to the provisions of the Companies Acts) at such other place as the Directors think fit and shall always be open to inspection by the Directors; provided that if the records of account are kept at some place outside Bermuda, there shall be kept at an office of the Company in Bermuda such records as will enable the Directors to ascertain with reasonable accuracy the financial position of the Company at the end of each fiscal quarter.

38.3	No Shareholder (other than a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Acts or authorised by the Directors or by Resolution.

38.4

(a)	The financial year end of the Company may be determined by resolution of the Directors.

(b)	At the Annual General Meeting in each year the Directors shall lay before the Shareholders financial statements for the period, which shall include:

(i)	statements of the results of operations for the period;

(ii)	statements of retained earnings or deficit;

(iii)	balance sheet at the end of such period;

(iv)	a statement of changes in financial position for the period;

(v)	notes to the financial statements in accordance with the requirements of the Companies Acts;

(vi)	such further information as required by the Companies Acts.

38.5	Financial statements shall before being laid before a general meeting of the Company be signed on the balance sheet page by two of the Directors. The Directors’ and Auditor’s reports shall be attached to such financial statements and such reports shall be read to the meeting and shall be open to inspection by any Shareholder.

38.6	Printed copies of the Directors’ and Auditor’s reports accompanied by printed copies of the financial statements, including every document required by law to be annexed thereto, shall, not less than seven (7) days prior to the Annual General Meeting, be delivered or sent by post to the registered address of every Shareholder and to the Auditor, and the required number of copies of each of these documents shall at the same time be forwarded to the secretary of any Listing Exchange.

38.7	Every account of the Directors when audited and approved by an Annual General Meeting shall be conclusive except as regards any error discovered therein within three months next after the approval thereof. Whenever such an error is discovered within that period, the accounts shall forthwith be corrected and thereupon shall be conclusive.

39.	AUDIT

39.1	At the Annual General Meeting or at a subsequent Special General Meeting in each year an independent representative of the Shareholders shall be appointed by them as Auditor of the accounts of the Company and such Auditor shall hold office until the Shareholders shall appoint another Auditor. Such Auditor may be a Shareholder but no Director or officer of the Company shall, during his continuance in office, be eligible for appointment as Auditor.

39.2	The remuneration of the Auditor shall be determined by the Shareholders or by the Directors if so authorised by the Shareholders.

39.3	If the Auditor’s office becomes vacant by the resignation or death of the Auditor or by his becoming incapable of acting by reason of illness or absence from Bermuda at a time when his services are required, the Directors shall, as early as practicable, convene a Special General Meeting to appoint an Auditor to fill the vacancy or an acting Auditor to act during the incapacity of the Auditor.

39.4	The Auditor shall examine such books, accounts and vouchers as may be necessary for the performance of his duties.

39.5	The Auditor shall make a report to the Shareholders of the accounts examined by him and on any financial statements to be laid pursuant to Bye-law 38.4 or the Companies Acts before the Company in general meeting during his tenure of office, and the report shall state whether in his opinion the accounts referred to in the report present fairly the financial position of the Company and the results of its operations for the period under review.

39.6	The Auditor shall be furnished with a list of all books kept by the Company and shall at all times have the right of access to the books and accounts and vouchers of the Company, and shall be entitled to require from the Directors and officers of the Company such information and explanations as may be necessary for the performance of his duties.

39.7	The Auditor shall be entitled to attend any general meeting of the Company at which any accounts which have been examined or reported on by him are to be laid before the Company and to make any statement or explanations he may desire with respect to the accounts, and notice of every such meeting shall be given to the Auditor in the manner prescribed for Shareholders.

40.	SERVICE OF NOTICES AND OTHER DOCUMENTS

40.1	A notice, other communication or document (including a share certificate) may be served on or delivered by the Company or its duly authorized representative to a Shareholder:

(a)	by delivering it to such Shareholder in person, in which case the notice shall be deemed to have been served upon such delivery; or

(b)	by sending it by post to such Shareholder’s address in the Register of Shareholders, in which case the notice shall be deemed to have been served twenty-four hours after it is deposited, with postage prepaid, in the mail; or

(c)	by sending it by courier to such Shareholder’s address in the Register of Shareholders, in which case the notice shall be deemed to have been served twenty-four hours after it is deposited, with courier fees paid, with the courier service; or

(d)	by transmitting it by electronic means (including facsimile and electronic mail, but not telephone) in accordance with such directions as may be given by such Shareholder to the Company for such purpose, in which case the notice shall be deemed to have been served at the time that it would in the ordinary course be transmitted; or

(e)	by delivering it in accordance with the provisions of the Companies Act pertaining to delivery of electronic records by publication on a website, in which case the notice shall be deemed to have been served at the time when the requirements of the Act in that regard have been met.

40.2	Any notice required to be given to a Shareholder shall, with respect to any shares held jointly by two or more persons, be given to whichever of such persons is named first in the Register of Shareholders and notice so given shall be sufficient notice to all the holders of such shares.

40.3	In proving service under Bye-law 40.1 (b), (c) and (d), it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted or sent by courier, and the time when it was posted, deposited with the courier, or transmitted by electronic means.

41.	SIGNATURES AND ELECTRONIC COMMUNICATION

41.1	Where under these Bye-laws a document requires to be signed by a shareholder or other person then, if in the form of an electronic communication, it must (to be valid) incorporate the electronic signature or personal identification details (which may be details previously allocated by the Company) of that shareholder or other person, in such form as the Directors may require to satisfy themselves that the document is genuine. The Company may designate mechanisms for validating any such document, and any such document not so validated by use of such mechanisms shall be deemed not to have been received by the Company.

41.2	Any Shareholder may notify the Company of an address for the purpose of receiving electronic communications from the Company, and having done so shall be deemed to have agreed to receive by electronic communication notices and other documents from the Company of the kind to which the address relates. In addition, if a Shareholder notifies the Company of his e-mail address, the Company may satisfy its obligation to send him any notice or other document by (a) publishing such notice or other document on a website and (b) notifying him by e-mail to that e-mail address that such notice or document has been so published. Such notice shall specify the address of the website on which it has been published, the place on the website where the notice may be accessed, how it may be accessed and (if the notice relates to a Shareholders’ meeting) state (i) that the notice concerns a notice of a company meeting served in accordance with the Companies Act, (ii) the place, date and time of the meeting, (iii) whether the meeting is to be an annual or an special extraordinary general meeting and (iv) such other information as the law may prescribe.

41.3	Any amendment or revocation of a notification given to the Company under this Bye-Law shall only take effect if in writing, signed by the shareholder and on actual receipt by the Company.

41.4	An electronic communication shall not be treated as received by the Company if it is rejected by computer virus protection arrangements.

41.5	Any notice or other document shall be deemed to be duly given to a Shareholder if it is delivered to such Shareholder by means of an electronic record (A) sent to the address or number that has been provided by the Shareholder to the Company for the purpose of communication by electronic means; or (B) if a document, an electronic record of the document is published on the Company’s website and (i) the Shareholder has agreed to have documents of the type published provided to him by way of accessing them on a website instead of them being provided by other means; (ii) the Shareholder is notified (in accordance with any agreement made with the Company) that the document has been published on the website, the address of the website, the place on the website where the document may be found and how the document may be accessed on the website.

41.6	Where a document referred to in Bye-law 41.5 is required to be accessible by the Shareholder for a specific period of time, the Shareholder shall be notified of the publication of the document before the commencement of the period in question and subject to Bye-law 41.7, the document will be published on the website throughout the whole of the period.

41.7	Notwithstanding Bye-law 41.6, nothing shall invalidate the deemed delivery of an electronic copy of a document pursuant to Bye-law 41.5 if (i) the document is published for at least part of the period; and (ii) the failure to publish it throughout the whole of the period is wholly attributable to circumstances that the Company could not reasonably have been expected to prevent or avoid.

42.	WINDING UP

42.1	The Board shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

42.2	A resolution that the Company be wound up by the court or be wound up voluntarily shall be an Extraordinary Resolution.

42.3	If the Company shall be wound up the liquidator shall apply the assets of the Company in such manner and order as he thinks fit in satisfaction of creditors’ claims.

42.4	The assets available for distribution among the Shareholders shall then be distributed to Shareholders pro-rata to the number of Shares held.

42.5	If the Company shall be wound up or dissolved (whether the liquidation is voluntary or by or under the supervision of the Supreme Court) the liquidator may, with the authority of an Extraordinary Resolution passed in general meeting, divide among the Shareholders pro-rata to the value of their shareholdings in the Company in specie the whole or any part of the assets of the Company, and whether or not the assets shall consist of property of one kind or shall consist of property of different kinds, and may for such purposes set such value as he deems fair upon any one or more class or classes of property, and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of Shareholders as the liquidator, with the like authority, shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no Shareholder shall be compelled to accept any shares or other asset in respect of which there is a liability.

43.	TRANSFER BY WAY OF CONTINUATION

43.1	If the Company is permitted in accordance with the provisions of the Companies Acts it shall, subject to the provisions thereof, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside Bermuda and to be discontinued in Bermuda.

44.	INDEMNITY

44.1	Subject to the Companies Acts, no Director, Secretary or other officer of the Company shall be liable for the acts, receipts, neglects, or defaults of any other Director or officer or of any managers, investment advisors or other persons appointed under the provisions of these Bye-Laws, or for joining in any receipt or other act for conformity, or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the monies of the Company shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortious act of any person with whom any monies, securities or effects shall be deposited, or for any loss or damage occasioned by any error of judgment, omission, default or oversight on his part, or for any other loss, damage, or misfortune whatever which shall happen in the execution of the duties of his office in relation thereto, unless the same happens through his own wilful neglect, wilful default, fraud or dishonesty.

44.2	Subject to the proviso below, every Director, Secretary, officer of the Company and members of a committee constituted under these Bye-Laws (and his heirs and legal representatives) shall be indemnified out of the funds of the Company against all civil liabilities, loss, damage, charge or expense (including but not limited to an amount paid to settle an action, satisfy a judgment, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such Director, Secretary, officer or committee Shareholder while exercising his powers and discharging his duties under the Companies Acts and these Bye-Laws and the indemnity contained in this Bye-Law shall extend to any person acting as a Director, Secretary, officer or committee member in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election. Provided always that the indemnity contained in this Bye-Law shall not extend to any matter which would render it void pursuant to the Companies Acts.

44.3	Every Director, Secretary, officer and member of a committee duly constituted under these Bye-Laws of the Company (including his heirs and legal representatives) shall be indemnified out of the funds of the Company against all liabilities incurred by him as such Director, officer or committee member in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.

44.4	To the extent that any Director, Secretary, officer or member of a committee duly constituted under these Bye-Laws is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relative indemnity shall take effect as an obligation of the Company to reimburse the person making such payment or effecting such discharge.

44.5	Without prejudice to the provisions of the foregoing paragraphs of this Bye-Law the Directors shall have power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time Directors, agents, Auditors, Secretary or other officers or servants of the Company including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company.

44.6	Notwithstanding anything contained in the Companies Act, the Company may advance moneys to an Officer or Director for the costs, charges and expenses incurred by the Officer or Director in defending any civil or criminal proceedings against them on the condition that the Director or Officer shall repay the advance if any allegation of fraud or dishonesty is proved against them.

45.	TRANSACTIONS INVOLVING CERTAIN INTERESTED PERSONS

45.1	Except as provided in Bye-Law 45.2, a majority of eighty per cent (80%) of those present and voting at a general meeting of the Company shall be required prior to and as a condition to the consummation of any Business Combination (as hereinafter defined) involving an interested person (as hereinafter defined). Such eighty per cent (80%) majority shall be in addition to any vote of the shareholders which would be required without reference to this Bye-Law 45 and shall be required notwithstanding the fact that no vote may be required, or that some lesser percentage may be specified, by law or the Memorandum of Association of the Company, by any other provision of these Bye-Laws or otherwise.

45.2	The provisions of Bye-Law 45.1 shall not apply to a particular Business Combination, and such Business Combinations shall require only such vote or approval (if any) of the Shareholders as would be required without reference to this Bye-Law 45, if all of the following conditions are satisfied:

(a)	the ratio of (i) the aggregate amount of the cash and the fair market value of other consideration to be received per Share in such Business Combination by holders of Shares other than the interested person involved in such Business Combination, to (ii) the market price per Share, immediately prior to the announcement of the proposed Business Combination, is at least as great as the ratio of (iii) the highest per Share price (including brokerage commissions, transfer taxes and soliciting dealers’ fees) which such interested person has theretofore paid in acquiring any Share prior to such Business Combination, to (iv) the market price per Share immediately prior to the initial acquisition by such interested person of any Shares;

(b)	the aggregate amount of the cash and the fair market value of other consideration to be received per Share in such Business Combination by holders of Shares other than the interested person involved in such Business Combination (i) is not less than the highest per Share price (including brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by such interested person in acquiring any Shares, and (ii) is not less than the consolidated earnings per Share of the Company for its four full consecutive fiscal quarters immediately preceding the record date for solicitation of votes on such Business Combination multiplied by the then price/earnings multiple (if any) of such interested person as customarily computed and reported in the financial community;

(c)	the consideration (if any) to be received in such Business Combination by holders of Shares other than the interested person involved shall, except to the extent that a Shareholder agrees otherwise as to all or part of the Shares which such Shareholder owns, be in the same form and of the same kind as the consideration paid by the interested person in acquiring Shares already owned by it;

(d)	after such interested person became an interested person and prior to the consummation of such Business Combination: (i) such interested person shall have taken steps to ensure that the Board includes at all times representation by Continuing Directors (as hereinafter defined) proportionate to the ratio that the number of shares carrying voting rights in the Company from time to time owned by Shareholders who are not interested persons bears to all shares carrying voting rights in the Company outstanding at the time in question (with a Continuing Director to occupy any resulting fractional position among the Directors); (ii) such interested person shall not have acquired from the Company or any subsidiary of the Company, directly or indirectly, any Shares (except (x) upon conversion of convertible securities acquired by it prior to becoming an interested person, or (y) as a result of a pro rata share dividend, stock split or division or subdivision of shares, or (z) in a transaction consummated on or after 7 June 2001 and which satisfied all applicable requirements of this Bye-Law 45); (iii) such interested person shall not have acquired any additional shares, or rights over shares, carrying voting rights or securities convertible into or exchangeable for shares, or rights over shares, carrying voting rights except as a part of the transaction which resulted in such interested person becoming an interested person; and (iv) such interested person shall not have (x) received the benefit, directly or indirectly (except proportionately as a Shareholder), of any loans, advances, guarantees, pledges or other financial assistance or tax credits provided by the Company or any subsidiary of the Company, or (y) made any major change in the Company’s business or equity capital structure or entered into any contract, arrangement or understanding with the Company except any such change, contract, arrangement or understanding as may have been approved by the favourable vote of not less than a majority of the Continuing Directors; and

(e)	a proxy statement complying with the requirements of the United States Securities Exchange Act of 1934, as amended, shall have been mailed to all holders of shares carrying voting rights for the purpose of soliciting approval by the Shareholders of such Business Combination. Such proxy statement shall contain at the front thereof, in a prominent place, any recommendations as to the advisability (or inadvisability) of the Business Combination which the Continuing Directors, or any of them, may have furnished in writing and, if deemed advisable by a majority of the Continuing Directors, an opinion of a reputable investment banking firm as to the adequacy (or inadequacy) of the terms of such Business Combination from the point of view of the holders of shares carrying voting rights other than any interested person (such investment banking firm to be selected by a majority of the Continuing Directors, to be furnished with all information it reasonably requests, and to be paid a reasonable fee for its services upon receipt by the Company of such opinion).

45.3	For purposes of this Bye-Law 45 and Bye-Law 46:

(a)	The term “Business Combination” means (i) any scheme of arrangement, reconstruction, amalgamation or similar business combination involving the Company or any of its subsidiaries and an interested person or any other company or corporation, if the arrangement, reconstruction, amalgamation or similar business combination is initiated, proposed or caused by the interested person or if such other company or corporation is, or after such transaction would be, an affiliate of such interested person; (ii) any transaction or series of transactions involving the sale, purchase, lease, exchange, mortgage, pledge, transfer or other disposition, acquisition or encumbrance of assets between the Company or any of its subsidiaries and any interested person having a aggregate market value in excess of five per cent (5%) of the consolidated book value of the Company and its subsidiaries prior to the relevant transaction or series of transactions; (iii) the issue or transfer to an interested person of any securities of the Company or any of its subsidiaries other than an issue or distribution to all Shareholders of the Company entitled to participate therein (such entitlement not being dependent upon or affected by any scheme or proposal initiated or proposed by an interested person) pro rata to their respective entitlements; (iv) the adoption of any plan or proposal for the liquidation or dissolution of the Company or any of its subsidiaries unless such plan or proposal is initiated, proposed or adopted independently of, and not by agreement or arrangement with, any interested person; (v) the reclassification of any securities or other restructuring of the capital of the Company or any of its subsidiaries, in such a way as to confer a benefit on an interested person which is not conferred on the Shareholders generally or any other transaction which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class or series, or securities convertible into the shares of any class or series, of the Company or any subsidiary of the Company beneficially owned by the interested person except as a result of immaterial changes due to fractional share adjustments; or (vi) any transaction involving the receipt by the interested person of the benefit, directly or indirectly (except proportionately as a Shareholder), of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the Company or any of its subsidiaries.

(b)	The term “person” includes: (i) any person acting in concert (as hereinafter defined) with him or any nominee for him or person acting on his behalf; (ii) any company in which such person holds or beneficially owns ten per cent (10%) or more of the shares, or rights over shares, carrying voting rights in such company; and (iii) any person or entity over which the person acquiring the shares, or rights over shares, carrying voting rights has, directly or indirectly, the power to direct or cause the direction of management or policies of such other person.

(c)	The term “beneficial owner” when used with respect to any share means a person:

(i)	that individually or with or through any affiliate beneficially owns such share, directly or indirectly; or

(ii)	that individually or with or through any affiliate has, or shares:

(aa)	the right to acquire such share (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (whether or not in writing), or upon the exercise of conversion rights, exchange rights, warrants or options or otherwise; provided, however, that a person shall not be deemed the beneficial owner of any share tendered pursuant to a tender or exchange offer until such offer is accepted; or

(bb)	the right to vote such share pursuant to any agreement, arrangement or understanding (whether or not in writing); provided, however, that a person shall not be deemed the beneficial owner of any share under this subparagraph (bb) if the right to vote such share arises:

(x) solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to Shareholders or any class of Shareholders generally; or

(y) solely under a nominee or trustee agreement where the nominee or trustee has no economic interest in the share (other than the right to be paid normal nominee or trustee fees or remuneration); or

(iii)	that has any agreement, arrangement or understanding (whether or not in writing) for the purpose of acquiring, holding, voting (except where the right to vote is within the exclusion of clause (x) or (y) of subparagraph (c)(ii)(bb) above) or disposing of such share with any other person that beneficially owns, or whose affiliates directly or indirectly beneficially own, such share or any interest therein; but does not, for so long as such shares are held for purposes of an underwriting, include an underwriter, acting in the ordinary course of his business as an underwriter, who acquires shares pursuant to any issue or offer of shares underwritten by him.

(d)	A person shall be deemed not to acquire or hold any share if he acquires or holds such share solely as nominee or bare trustee thereof and has no beneficial or economic interest therein other than the right to be paid normal nominee or trustee fees or remuneration.

(e)

The “market price” per share of a class on any date shall be deemed to be the average of the daily closing prices of shares of that class for ten consecutive trading days commencing no more than 15 trading days before such date. The closing price for each day shall be the last reported sales price regular way on the New York Stock Exchange, or, if not reported on such Exchange, on the Composite Tape or, in case no such reported sales take place on such day, the average of the reported closing bid and asked quotations on the New York Stock Exchange, or, if such shares are not listed on such Exchange or no such quotations are available, the last sales price in the over-the-counter market reported by the National Association of Securities Dealers Automated Quotations System, or if not reported by such System, the average of the high bid and low asked quotations in the over-the-counter market as reported by National Quotation Bureau, Incorporated, or any similar organisation, or if no such quotations are available, the fair market price as determined by a majority of the Continuing Directors (whose determination shall be conclusive).

(f)	For purposes of subparagraphs (a) and (b) of Bye-Law 45.2, in the event of a Business Combination upon consummation of which the Company would be the surviving corporation or company or would continue to exist (unless it is provided, contemplated or intended that as part of such Business Combination or within one year after consummation thereof a plan of liquidation or dissolution of the Company will be adopted or effected), the term “other consideration to be received” shall include (without limitation) Shares retained by shareholders of the Company other than the interested persons who are parties to such Business Combination.

(g)	“Continuing Director” means a Director of the Company who either (i) was first elected as a Director prior to 7 June 2001 or (ii) was designated (before his or her initial election as a Director) as a Continuing Director by a majority of the then Continuing Directors.

(h)	The term “affiliate” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with another person. A person who is the beneficial owner of ten per cent (10%) or more of a company’s outstanding voting shares shall be deemed to control such company.

(i)	A company shall be deemed to be a “subsidiary” of another if: (i) the other is a shareholder of it, either directly or indirectly through one or more other subsidiaries, and controls the composition of its board of directors; or (ii) the other beneficially owns, either directly or indirectly through one or more other subsidiaries, more than half in nominal value of its issued share capital; or (iii) it is a subsidiary of any company which is in turn, either directly or indirectly through one or more other subsidiaries, a subsidiary of the other company. For the purpose of this definition “company” includes any body corporate, wherever incorporated.

(j)	The term “interested person” means a person to whom Bye-Law 46 applies but excludes the Company and each of its subsidiaries. No shares, or rights over shares, carrying voting rights in the Company held or beneficially owned by the Company or any of its subsidiaries shall be aggregated with such shares or rights over shares held or beneficially owned by any other person in determining whether such person is an interested person.

(k)	An interested person shall be deemed to have acquired a share of the Company at the time when such interested person became the beneficial owner thereof. With respect to shares owned by affiliates or other persons whose ownership is attributed to an interested person under the foregoing definitions, if the price paid by such interested person for such shares is not determinable, the price so paid shall be deemed to be the higher of (a) the price paid upon acquisition thereof by the affiliate or other person or (b) the market price of the shares in question at the time when the interested person became the beneficial owner thereof.

(l)

The term “person acting in concert” includes: (i) persons who, pursuant to an agreement, arrangement or understanding (whether formal or informal), actively co-operate either in the acquisition or holding by any of them of shares or the beneficial ownership of shares, or rights over shares, carrying voting rights in the Company, or in the exercise of voting rights with respect to shares in the Company; (ii) a company with any of its directors (or their spouses, minor children, nominees, related trusts or companies in which any director holds or beneficially owns ten per cent (10%) or more of the shares, or rights over shares, carrying voting rights); (iii) a company with the trustees or managers of any of its pension, provident or employee benefit funds or any of its employee stock option schemes; (iv) a person who is a fund manager with any investment company, unit trust or other person whose investments such person manages on a discretionary basis, in respect of the relevant investment accounts; (v) a company with its parent company or any of its subsidiaries; and (vi) a company, in which ten per cent (10%) or more of the shares, or rights over shares, carrying voting rights are held or beneficially owned by a person, with any other company in which ten per cent (10%) or more of the shares, or rights over shares, carrying voting rights are held or beneficially owned by the same person.

(m)	The term “rights over shares” includes any rights acquired by a person by virtue of an agreement to acquire shares or an option to acquire shares or an irrevocable commitment to accept an offer to acquire shares and includes warrants or options to subscribe for shares in the Company if immediately exercisable, as if such warrants or options had at the relevant time been exercised.

(n)	The term “securities” includes shares, debentures, and options or warrants to subscribe for or purchase any shares or debentures, and any rights in respect thereof or any other right which if exercised would enable a person, not otherwise able so to do, to exercise voting rights.

(o)	The term “voting rights” means the voting rights attributable to the share capital of the Company which are then currently exercisable or, in the case of options and warrants to subscribe for shares, would be exercisable if those options and warrants were themselves exercised, at a general meeting of the Company.

(p)	The term “Composite Tape” means the consolidated reporting system that reports transactions in the Company’s stock listed on a US national securities exchange or included in the Nasdaq Stock Market.

45.4	A majority of the Continuing Directors shall have the power to determine for the purposes of this Bye-law 45 and Bye-Law 46, on the basis of information known to them, (i) the number of shares, or rights over shares, carrying voting rights of which any person is the beneficial owner, (ii) whether a person is an affiliate of another or acting in concert with another, (iii) whether a person has an agreement, arrangement or understanding with another as to the matters referred to in Bye-law 45.3(b), and (iv) any matters referred to in Bye-law 45.3(k). Any such determination by the Continuing Directors shall be final and binding on all persons.

45.5	The Company, whether acting through the Directors or by its Shareholders generally, shall have no power to propose or enter into any compromise or arrangement pursuant to the Companies Acts (i) in connection with any Business Combination or (ii) providing for any revocation, alteration or amendment of this Bye-Law 45 or any other amendment of its Memorandum of Association or these Bye-Laws which could have the effect of modifying or circumventing this Bye-Law 45.

45.6	Any revocation, alteration or amendment of this Bye-Law 45, or any other revocation, alteration or amendment of the Company’s Memorandum of Association or these Bye-Laws which would have the effect of modifying or permitting circumvention of this Bye-Law 45, shall require a majority of eighty per cent (80%) of those present and voting at a general meeting of the Company; provided, however, that this Bye-law shall not apply to, and such eighty per cent (80%) majority shall not be required for, any such revocation, alteration or amendment recommended to Shareholders by the favourable vote of not less than a majority of the Continuing Directors.

45.7	Nothing contained in this Bye-Law 45 shall be construed to relieve any interested person from any fiduciary obligation imposed by law.

46.	CERTAIN CONSEQUENCES ON BECOMING AN INTERESTED PERSON

46.1	Except as permitted by Bye-Law 46.2, if at any time a person acquires or becomes the beneficial owner of any shares, or rights over shares, carrying voting rights in the Company which, alone or when aggregated with any shares or rights over shares which such person then already holds or of which such person is then already the beneficial owner, would carry fifteen per cent (15%) or more of the total voting rights which may be cast at any general meeting of the Company (such fifteen per cent (15%) of the total voting rights which may be cast at any general meeting being herein referred to as the “threshold”), then such person shall not be entitled, in respect of that portion of any shares, or rights over shares, carrying voting rights in the Company held or beneficially owned by him in excess of the threshold, (i) to vote such shares at any general meeting of the Company either personally or by proxy or by his attorney or, if a company or a corporation, by its duly authorised representative or to exercise any other right conferred by shareholding in the Company in relation to general meetings of the Company as to which the record date or scheduled meeting date falls within a period of five (5) years from the date such person first acquired or became the beneficial owner of shares, or rights over shares, carrying voting rights in excess of the threshold, or (ii) to give any written consent with respect thereto for a period of five (5) years from the date such person first acquired or became the beneficial owner of shares, or rights over shares, carrying voting rights in excess of the threshold. For purposes of the foregoing sentence, no shares, or rights over shares, carrying voting rights in the Company held or beneficially owned by the Company or any of its subsidiaries shall be aggregated with such shares or rights over shares held or beneficially owned by any other person.

46.2	The restrictions contained in Bye-Law 46.1 shall not apply to the Company or any of its subsidiaries or:

(a)	any person who, on 7 June 2001, holds or is the beneficial owner of shares, or rights over shares, carrying voting rights in excess of the threshold and continues at all times thereafter to hold or be the beneficial owner of shares, or rights over shares, carrying voting rights in excess of the threshold; or

(b)	to any person who holds or is the beneficial owner of shares, or rights over shares, carrying voting rights in the Company if the acquisition by such person of such shares or rights over shares in excess of the threshold is approved prior to the threshold being exceeded (i) by resolution adopted in general meeting by a majority of eighty per cent (80%) of those present and voting at a general meeting of the Company not being votes attached to shares held or beneficially owned by any person holding shares or rights over shares with respect to which such vote is being taken, or (ii) by resolution adopted by a majority of the Continuing Directors followed by a Resolution adopted by in excess of fifty per cent (50%) of the shares carrying voting rights in the Company not held or beneficially owned by any person holding shares or rights over shares with respect to which such vote is being taken.

46.3	The Company, whether acting through the Directors or by its Shareholders generally, shall have no power to propose or enter into any compromise or arrangement pursuant to the Companies Acts providing for any revocation, alteration or amendment of this Bye-Law 46 or any other amendment of its Memorandum of Association or these Bye-Laws which could have the effect of modifying or circumventing this Bye-Law 46.

46.4	Any revocation, alteration or amendment of this Bye-Law 46, or any other revocation, alteration or amendment of the Company’s Memorandum of Association or these Bye-Laws which would have the effect of modifying or permitting circumvention of this Bye-Law 46, shall require a majority of eighty per cent (80%) of those present and voting at a general meeting of the Company; provided, however, that this Bye-Law 46.4 shall not apply to, and such eighty per cent (80%) majority shall not be required for, any such revocation, alteration or amendment recommended to Shareholders by the favourable vote of not less than a majority of the Continuing Directors.

46.5	Nothing contained in this Bye-Law 46 shall be construed to relieve any interested person from any fiduciary obligation imposed by law.

47.	ALTERATION OF BYE-LAWS

47.1	The Directors may from time to time revoke, alter, amend or add to these Bye-Laws; provided that no such revocation, alteration, amendment or addition shall be operative unless and until it is confirmed by an Extraordinary Resolution at a subsequent general meeting of the Company except that Bye-Laws 23.1 and 23.4 and this Bye-Law 47 shall not be revoked, altered or amended and no new Bye-Law shall become operative which alters the effect of any of them until the same has been approved by a majority of eighty per cent (80%) of those present and voting at a general meeting of the Company and Bye-Laws 45 and 46 shall not be revoked, altered or amended and no new Bye-Laws shall become operative which alters the effect of either of them except as provided in such Bye-Laws.

47.2	In the event of the successful consummation of a Business Combination, the Board of Directors, immediately upon receiving a written notice from Tsakos Energy Management Limited, shall take steps to convene a meeting of Shareholders in order to change the name of the Company so as to exclude any reference to Tsakos.